                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             Registration Statement

                                       on

                                    FORM SB-2

                        Under The Securities Act of 1933

                         PATRIOT SCIENTIFIC CORPORATION
               (Exact name of registrant as specified in charter)

            DELAWARE                               3812                         84-1070278
  (State or other jurisdiction          (Primary Standard Industrial           (IRS Employer
of incorporation or organization)       Classification Code Number)        Identification Number)

 12875 BROOKPRINTER PLACE, SUITE 300                                              ROBERT PUTNAM, SECRETARY
       POWAY, CALIFORNIA 92064                                               12875 BROOKPRINTER PLACE, SUITE 300
           (619) 679-4428                                                          POWAY, CALIFORNIA 92064
(Address and telephone number of registrant's                                          (619) 679-4428
principal executive offices and principal place of business)      (Name, address and telephone number of agent for service)

                                    COPY TO:
                            JOHN D. BRASHER JR., ESQ.
                       BRASHER & COMPANY, ATTORNEYS AT LAW
              90 MADISON STREET, SUITE 707, DENVER, COLORADO 80206

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after the Registration Statement becomes effective.

                       CALCULATION OF REGISTRATION FEE (1)
================================================================================
    Title of                            Proposed     Proposed
   each Class               Amount      Offering     Offering       Amount of
 of Securities              Being       Price Per    Aggregate     Registration
Being Registered          Registered      Share      Price (2)        Fee (3)
================================================================================
Common Stock (1) .....      975,000      $2.31      $2,252,250       $776.64


(1) Shares of the Registrant's common stock, $.00001 par value per share, being registered for resale on behalf of selling securityholders.

(2)  Estimated solely for the purpose of calculating the registration fee.

(3) The fee with respect to these shares has been calculated pursuant to Rules 457(h) and 457(c) under the Securities Act of 1933, as amended, and based upon the average of the bid and asked prices per share of the Registrant's common stock on a date within five days prior to the date of filing this registration statement, as quoted on the OTC Electronic Bulletin Board.

   THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO
SECTION 8(a), MAY DETERMINE.

                               P R O S P E C T U S

                         PATRIOT SCIENTIFIC CORPORATION

                              975,000 Common Shares

        This Prospectus relates to 975,000 shares of the Common Stock, $.00001 par value ("Common Stock" or "Common Shares"), of Patriot Scientific Corporation, a Delaware corporation ("Company"), being resold by the persons listed herein as the Selling Shareholders. The Common Shares are being offered hereunder for the respective accounts of the Selling Shareholders and will be sold from time to time by the Selling Shareholders in the over-the-counter market or otherwise at their prevailing market prices, or in negotiated transactions. The expenses of preparing and filing the Registration Statement of which this Prospectus forms a part are being borne by the Company. The Company will receive no proceeds from the sale of the Common Shares by the Selling Shareholders.

         THE COMMON SHARES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                              SEE "RISK FACTORS."

          THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION
            PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.
            ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

        The Common Shares offered hereby were acquired by the Selling Shareholders from the Company in private transactions and are "restricted securities" under the Securities Act of 1933, as amended ("Act"). This Prospectus has been prepared for the purpose of registering the Common Shares under the Act to allow for future sales by the Selling Shareholders to the public without restriction. To the knowledge of the Company, the Selling Shareholders have made no arrangement with any brokerage firm for the sale of the Common Shares. The Selling Shareholders may be deemed to be "underwriters" within the meaning of the Act. Any commissions received by a broker or dealer in connection with resales of the Common Shares may be deemed to be underwriting commissions or discounts under the Act. See "Plan of Distribution."

        Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold, nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

        The Common Stock of the Company is traded in the over-the-counter market and is quoted on the OTC Electronic Bulletin Board operated by the National Association of Securities Dealers, Inc. under the symbol "PTSC". On March 6, 1996, the bid and asked prices per share were $2.28 and $2.34, respectively.

                     This Prospectus is dated March __, 1996

                             ADDITIONAL INFORMATION

        The Company is subject to the informational requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended ("Exchange Act"), and in accordance therewith files periodic reports and other information with the Securities and Exchange Commission ("Commission") as a "small business" issuer pursuant to Regulation S-B of the Commission. Reports, proxy statements and other information filed by the Company with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549, and at the following Regional Offices of the Commission: 75 Park Place, New York, New York 10007; and the Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621. Copies of such material may be obtained from the Public Reference Section of the Commission's Washington, D.C. office at prescribed rates.

        The Company has filed with the Commission a registration statement on Form SB-2 of which this Prospectus is a part. This registration statement or any part thereof may be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street N.W., Judiciary Plaza, Washington, D.C. 20549. Copies of such material may be obtained from the Public Reference Section of the Commission's Washington, D.C. office at prescribed rates.

                                      (ii)

                               PROSPECTUS SUMMARY

        The following summary is intended only to supply certain facts and highlights from material contained in the body of this Prospectus and is qualified in its entirety by the detailed information and financial statements appearing elsewhere below.

        THE COMPANY. Patriot Scientific Corporation (the "Company" or "Patriot"), a development stage company, is engaged in the development of proprietary technologies including patented microprocessor technology and ISDN interface technology both with products under development for the growing Internet market. The ShBoom-architecture PSC1000 microprocessor is being developed and targeted as a Java processor and the CyberShark is being developed and targeted as a high-performance ISDN digital modem. The Company also owns radar and antenna technology. The Company's strategy is to exploit one or more of the technologies through product sales, licensing, strategic alliances or government contracting. The Company has had no operating revenues since its inception and there can be no assurance of future operating revenues. Its address is 12875 Brookprinter Place, Suite 300, Poway, California 92064, and its telephone number is (619) 679-4428. The Company's home page can be located on the World Wide Web at http://www.ptsc.com.

        SECURITIES OFFERED. No securities will be offered or sold by the Company pursuant to this Prospectus, which relates solely to the resale of 975,000 shares of the Common Stock, $.00001 par value ("Common Stock" or "Common Shares"), of the Company held and beneficially owned by persons listed herein as the Selling Shareholders. The Common Shares are being offered hereunder for the respective accounts of the Selling Shareholders and will be sold from time to time by the Selling Shareholders in the over-the-counter market or otherwise at their prevailing market prices, or in negotiated transactions.

        COSTS; USE OF PROCEEDS. The expenses of preparing and filing the Registration Statement of which this Prospectus forms a part are being borne by the Company. The Company will receive no proceeds from the sale of the Common Shares by the Selling Shareholders.

        RISK FACTORS. The securities offered involve a high degree of risk. See "Risk Factors."

                                  RISK FACTORS

        The securities offered for sale hereunder by the Selling Shareholders are speculative in nature, involve a high degree of risk and should be purchased by persons who can afford to lose the entire sum invested in the Common Shares. Prospective purchasers of the Common Shares should carefully consider the following factors relating to the business and prospects of the Company, in addition to other information concerning the Company and its business contained in this Prospectus, before purchasing any of the Common Shares.

DEVELOPMENT STAGE BUSINESS

        The Company commenced its current operations in 1989 and its activities to date have been limited to research and development of its technologies and administrative activities. The Company has had no revenues or other financial results upon which investors may base an assessment of its potential. There is no assurance that the Company will become operational or profitable. The Company has experienced in the past and may experience in the future many of the problems, delays and expenses encountered by any business in its developmental stage, some of which are beyond the Company's control. These include, but are not limited to, substantial delays and expenses related to testing and development of new products, production and marketing problems in connection with new products and technologies, lack of market acceptance of such products and technologies, and other unforeseen difficulties.

HISTORY OF LOSSES; UNCERTAINTY OF PROFITABILITY

        For the fiscal years ended May 31, 1994 and 1995, the Company incurred net losses of ($2,848,290) and ($1,838,236) respectively, ($1,875,000 of the loss reported for the year ended May 31, 1994 resulted from a non-recurring compensation expense associated with the release of shares from escrow and $612,333 of the loss for the year ended May 31, 1995 resulted from amortization of purchased technology). For the nine months ended February 29, 1996 the Company incurred a net loss of $(1,734,422) including $459,250 of technology amortization expense. The Company expects to incur additional operating losses in future quarters until and if it is able to generate operating revenues sufficient to support expenditures. There is no assurance that the Company will be able to achieve or sustain significant periods of profitability in the future

NEED FOR ADDITIONAL FINANCING

        Based on the current rate of expenditures and anticipated additional expenditures, the Company does not have sufficient funds for the next twelve months and will require funds from the sale of products or technology or from other sources or will be required to scale back or curtail certain activities. The minimum additional funding required for the next twelve months at the planned level of expenditures is estimated at approximately $500,000 Potential sources of future funds may include the exercise of outstanding options and warrants, sale of additional Company equity securities, some form of debt financing or the sale or licensing of certain of the Company's technologies. There can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations or that such required funds will be available from the aforementioned or other potential sources. The lack of additional capital could force the Company to curtail or scale back operations and would therefore have an adverse effect on the Company's business. Further there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significantly dilutive effect on existing shareholders of the Company.

TECHNOLOGIES IN VARIOUS STAGES OF DEVELOPMENT; NO ASSURANCE OF COMPLETION

        The Company's technologies are in various stages of development but none have been developed to the point of production of marketable products. There can be no assurance that any of the technologies can be completed to production or marketability due to the inherent risks of new technology development, limitations on financing, competition, obsolescence, loss of key technical personnel and other factors. Although certain technology of the Company may be licensable prior to completion, there can be no assurance thereof. The Company has not generated any revenues from its various technologies to date, and has no agreements or arrangements providing any assurance of revenues in the future. The Company's development projects are high risk in nature, where unanticipated technical obstacles can arise at any time and result in lengthy and costly delays or result in determination that further development is unfeasible. Discovery of chip design errors, frequent in the industry prior and after production, could result in lengthy and costly redesign, fabrication and testing in an industry where new technology rapidly eclipses prior innovations.

        The development of the Company's technologies has taken longer than anticipated by management and could be subject to additional delays. Therefore there can be no assurance of timely completion of ShBoom-architecture microprocessors for initial marketing or of the commercial availability of ISDN digital modems nor that if available that they will be on a cost-effective basis, or that if introduced, that these products will achieve market acceptance.

DEPENDENCE ON MARKET ACCEPTANCE OF THE COMPANY'S TECHNOLOGIES AND PRODUCTS

        The future of the Company is largely dependent upon the success of the current and future generations of one or more of the Company's technologies. There can be no assurance the Company can introduce any of its technologies or products or that if introduced they will achieve market acceptance sufficient to sustain the Company or achieve profitable operations.

COMPETITION AND OBSOLESCENCE

        Technological competition from other and longer established microprocessor, computer interface and GPR companies is significant and expected to increase. Most of the companies with which the Company expects to compete have substantially greater capital resources, research and development staffs, marketing and distribution programs and facilities, and many of them have substantially greater experience in the production and marketing of products. In addition, one or more of the Company's competitors may succeed in developing technologies and products that are more effective than any of those being developed by the Company, rendering the Company's technology and products obsolete or noncompetitive.

RELIANCE ON OUTSIDE FOUNDRIES, MANUFACTURERS AND SUPPLIERS

        With respect to the production of ShBoom-architecture microprocessors, the Company is dependent on the availability of contract fabrication facilities. To produce microprocessors for customers, the Company will be required to locate a foundry or foundries that can allocate a portion of their foundry capacity sufficient to meet the Company's needs, to produce products of acceptable quality and with acceptable manufacturing yields, and to deliver these products to the Company on time. There can be no assurance the Company can locate a foundry to meet its needs. The contract fabrication industry has and is expected to experience capacity shortages from time to time which could adversely impact the Company. With respect to its proposed CyberShark product, the Company plans to arrange for contract assembly from standardized components purchased from independent sources, and it is therefor dependent upon such outside vendors for all of the components and end-products it intends to sell to customers. There can be no assurance that these manufacturers and suppliers will be able to provide adequately for the future equipment needs of the Company's customers. In the event that any of the targeted suppliers should suffer quality control problems or financial difficulties, the Company would be required to find alternative sources, which could result in temporary business dislocations and a decline in revenues.

PATENTS AND PROPRIETARY RIGHTS; POSSIBLE INFRINGEMENT

        The Company relies on a combination of patents, trademarks, copyright and trade secret laws, confidentiality procedures and licensing arrangements to protect its intellectual property rights. The Company currently has one U.S. patent issued, one patent application allowed but classified prior to issuance, and 14 patents pending along with multiple foreign patents pending. The Company is considering additional patent applications. There can be no assurance that any patents held by the Company will not be challenged and invalidated, that patents will issue from any of the Company's pending applications or that any claims allowed from existing or pending patents will be of sufficient scope or strength or be issued in all countries where the Company's products can be sold to provide meaningful protection or any commercial advantage to the Company. Competitors of the Company may also be able to design around the Company's patents.

        The fiercely competitive semiconductor industry is characterized by vigorous protection and pursuit of intellectual property rights or positions, which have resulted in significant and often protracted and expensive litigation. There is currently no pending intellectual property litigation against the Company. There is no assurance however, that the Company's technologies or products do not and will not infringe the patents or proprietary rights of third parties. Problems with patents or other rights could potentially increase the cost of the Company's products, or delay or preclude new product development and commercialization by the Company. If infringement claims against the Company are deemed valid, the

Company may seek licenses which might not be available on acceptable terms or at all. Litigation could be costly and time-consuming but may be necessary to protect the Company's future patent and/or technology license positions, or to defend against infringement claims. A successful challenge to the Company's technology could have a materially adverse effect on the Company and its business prospects. There can be no assurance that any application of the Company's technologies will not infringe upon the proprietary rights of others or that licenses required by the Company from others will be available on commercially reasonable terms, if at all.

DEPENDENCE ON THE INTERNET, JAVA AND GOVERNMENT FUNDING

        The Company's ISDN interface products and ShBoom microprocessor applications in Java processing will depend in large part upon a robust and growing industry and infrastructure for providing Internet access and carrying Internet traffic. There can be no assurance that the infrastructure or complementary products necessary to make the Internet a viable commercial marketplace will be developed, or, if developed, that the Internet will become a viable commercial marketplace. Even if the Internet continues robust growth, there can be no assurance of a market for ISDN interface products given its dependence upon telepone company policies and rates and the intense competition from other access technologies such as cable modems.

        There can be no assurance that Java will become a widespread programming language for the Internet or in embedded applications or that a market will develop for devices to efficiently run Java. If the Internet does not become a viable commercial marketplace, or if ISDN interface becomes technologically obsolete or if Java applications for microprocessors do not develop, then the Company's business, operating results and financial condition will be materially adversely affected.

        The Company is devoting only limited development and marketing efforts towards its radar and antennae technologies and is seeking government funding to further develop these technologies. Government defense and other funding is facing serious cutbacks and accordingly there is less opportunity to exploit new technologies within the government. Opportunities for funding require significant efforts and long lead times. The Company has no prior experience in obtaining government funding and is relying on consultants and agents to assist the Company in its efforts. There can be no assurance the Company will be successful in its efforts to obtain government assistance for any of its projects or technologies.

LICENSE, ROYALTY AND INDEMNIFICATION RISKS

        The Company assumed as part of its acquisition of the ShBoom technology a license agreement related to a C program compiler for the microprocessor from a third party, and is currently negotiating amendments to such agreement to clarify the terms of future payments from licensing or sale of the compiler with the ShBoom technology. The loss or inability to use the compiler as contemplated could result in delays until a equivalent compiler could be identified and integrated. The Company has not yet adopted a position on whether or not it is obligated to pay certain royalties on the ShBoom technology specified in prior agreements between nanoTronics Corporation and previous inventors. Should the Company determine it is not obligated to make such royalty payments it may be subject to unindemnified claims relating to the failure to pay such royalties.

        The Company obtained its rights to the ShBoom technology pursuant to a chain of agreements from multiple inventors, accordingly there can be no assurance the Company will not be subject to claims from prior parties related to the technology or that any such parties will not attempt to exploit the technology independently of the Company's rights to do so. Pursuant to the Assets Purchase Agreement and Plan of Reorganization (Agreement) between the Company, nanoTronics Corporation and Helmut Falk (Falk), the Company was the recipient of a number of warranties and indemnities related to the ownership of the technology and other matters. The Company believes nanoTronics Corporation has been liquidated and due to Mr. Falk's death in July 1995, the Company may be limited in its ability to obtain satisfaction from his estate should it have any future claims pursuant to the Agreement. The Company filed in January 1996 a general claim against Mr. Falk's estate in an attempt to preserve its ability to avail itself of indemnification should claims arise against the Company that were indemnified. There can be no assurance that the Company could obtain indemnification from the estate of Mr. Falk.

DEPENDENCE ON KEY PERSONNEL

        The Company's performance is substantially dependent on the performance of its executive officers and key technical employees. Given the Company's early stage of development, the Company is dependent on its ability to retain and motivate high quality personnel, especially its management and highly skilled technical personnel. Other than a $250,000 policy on Clay Douglass, Chief Technology Officer, the Company does not have "key person" life insurance policies on any other person. The loss of the services of any of its executive officers or other technical employees could have a material adverse effect on the business, operating results or financial condition of the Company.

        The Company's future success and growth also depends on its continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that the Company will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel could have a material adverse effect upon the Company's business, operating results or financial condition.

POSSIBLE ADVERSE EFFECTS OF FUTURE SALES OF SHARES

        In addition to the 975,000 shares being registered herein, a total of 9,736,666 shares of Common Stock currently outstanding and not subject to escrow restrictions may be deemed "restricted securities" as that term is defined in the Securities Act of 1933, as amended (the "Act"), and may only be sold pursuant to a registration statement under the Act, in compliance with Rule 144 under the Act, or pursuant to another exemption therefrom. An aggregate of 4,736,666 of these currently outstanding shares of Common Stock are eligible for immediate sale in the public market subject to compliance with the volume limitations and the holding period and other requirements of Rule 144 promulgated under the Securities Act.

GENERAL CONFLICTS OF INTEREST

        The Company's two executive officers, devote only part-time services to the Company and have other employment and business interests to which they devote significant attention and will continue to do so notwithstanding the fact that management time should be devoted to the Company's business. Management generally expects to devote time to the Company only on an as-needed basis over the next twelve months.

INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

        The Company's Certificate of Incorporation provides for the indemnification of its officers, directors, employees and agents, under certain circumstances, against attorney's fees and other expenses incurred by them and judgments rendered against them in any litigation to which they become a party arising from their association with or activities on behalf of the Company. The Company may also bear the expenses of such litigation for any of its officers, directors, employees or agents, upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. This indemnification policy could result in substantial expenditures by the Company which it may be unable to recoup even if so entitled.

EXCLUSION OF DIRECTOR LIABILITY

        The Company's Certificate of Incorporation excludes personal liability on the part of its directors to the Company for monetary damages for breach of fiduciary duty, except in certain specified circumstances. Accordingly, the Company will have a much more limited right of action against its directors than otherwise would be the case. This exclusionary provision does not affect the liability of any director under federal or applicable state securities laws.

NO DIVIDENDS WILL BE PAID

        The Company does not contemplate paying cash dividends in the foreseeable future. Future dividends will depend on the Company's earnings, if any, and its financial requirements.

RISK OF LOW-PRICED STOCKS

        The Company's common shares may be defined as "penny stocks" under the Exchange Act, and rules of the Securities and Exchange Commission thereunder. The Exchange Act and such penny stock rules generally impose additional sales practice and disclosure requirements upon broker-dealers who sell the Company's securities to persons other than certain "accredited investors" (generally, institutions with assets in excess of $5,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000, or $300,000 jointly with spouse) or in transactions not recommended by the broker-dealer. For transactions covered by the penny stock rules, the broker-dealer must make a suitability determination for each purchaser and receive the purchaser's written agreement prior to the sale. In addition, the broker-dealer must make certain mandated disclosures in penny stock transactions, including the actual sale or purchase price and actual bid and offer quotations, the compensation to be received by the broker-dealer and certain associated persons, and deliver certain disclosures required by the Securities and Exchange Commission. Consequently, the penny stock rules may affect the ability of broker-dealers to make a market in or trade the Company's shares and thus may also affect the ability of purchasers of shares to resell those shares in the public markets.

NO ACTIVE TRADING MARKET; VOLATILITY

        The Company's shares are traded on the OTC Electronic Bulletin Board, a screen-based trading system operated by the National Association of Securities Dealers, lnc. Securities traded on the Bulletin Board are, for the most part thinly traded and, as the preceding Risk Factor indicates, subject to special regulations not imposed on securities listed or traded on the National Association of Securities Dealers Automated Quotation ("NASDAQ") system or on a national securities exchange. The Company's shares have experienced in the past and are expected to experience in the future significant price and volume volatility, increasing the risk of ownership to investors.

MARKET OVERHANG OF REGISTERED STOCK

        The purchase price of 900,000 shares of the stock being registered in this offering was $0.50 per common shares and the balance of 75,000 common shares was issued for services at $0.30 per common share. This pricing is below the recent trading price of the Common Shares. Due to the lack of an active trading market and past volatility of the Company's shares, sales by holders of any of the shares registered herein may have an adverse effect on the trading price of and market for the Company's common shares. Sales of significant numbers of registered shares into the open market probably will have a depressive effect on the market for and trading price of the common stock, but the Company cannot predict the likely timing or extent of any such sales or the long- or short-term market effect of any sales.

NO ANTI-TAKEOVER MEASURES

        Neither the Company's charter nor its bylaws contain any provision which is designed or intended to serve as an anti-takeover measure or which is intended to entrench Management or discourage mergers or other business combinations involving the Company. In its charter the Company expressly elects not to be governed by Section 203 of the Delaware General Corporation Law, which relates to business combinations with interested shareholders; however, Section 203 would not apply to the Company at this time, since the Company is not listed on a national securities exchange or the NASDAQ system and has less than 2,000 shareholders of record.

                           GLOSSARY OF TECHNICAL TERMS

 ASIC (Application Specific Integrated Circuit) - a chip built to meet the specific application of one customer, requiring large volumes to recover the high development costs.

 ASSP (Application Specific Standard Product) - a chip designed for a particular market application rather than a single customer, e.g. a keyboard controller that can be used by many customers.

 BANDWIDTH - the rate at which information can move in a given medium.

 BETA TESTING - testing with a small market segment immediately prior to end user sales.

 BIT - a binary digit, the smallest unit of digital information - either an on
        (1) or off (0) signal.

 BROWSER OR WEB BROWSER - user interface software integrating many Internet functions such as Web searching and transfer, files transfers, news group communications and e-mail under one simple easy-to-learn and use interface. Browsers are compatible with the HTTP (Hypertext Transfer Protocol). Also referred to as a Web client.

 BUS INTERFACE - the logical and electrical connection between the computational elements in a microprocessor and the circuitry external to the microprocessor.

 CACHES - a fast-access area for storing data within a computer when access to the original data storage would be relatively much slower.

 CHIP (DIE) - the small piece of a silicon wafer containing the microscopic electrical components and wiring for an integrated circuit -- the integrated circuit without a package surrounding it.

 CMOS - (Complementary Metal-Oxide Semiconductor) a structure for building transistors using pairs of positively and negatively charged areas within the silicon. It is the dominant semiconductor manufacturing process because of its high-density and low-power attributes.

 CPU - central processing unit.

 CYBERSHARK - the Company's ISDN terminal adapter (digital modem).

 DESIGN WIN - a contract awarded by an electronic products manufacturer to a supplier of microprocessor chips.

 EMBEDDED CONTROL SYSTEMS (Embedded systems, embedded controller, embedded control microprocessor) - products that contain computers, but are not necessarily used as computers. Used for control applications such as laser printer controllers, graphics controllers, accelerator cards, motion controllers and video terminal controllers.

 FABRICATION - the process of using a computer-readable description of a chip, producing several "masks" (like negatives in photography), and using the masks in sequence to control the etching and deposition of layers of structures on a silicon wafer to build the components of the circuit.

 GLUE LOGIC - the miscellaneous logic gates needed to connect together the various major logic components in a digital circuit.

 GPR (Ground Penetrating Radar) - a technique employing microwave radiation to penetrate the earth's surface.

 INTERNET - a worldwide cooperative interconnection of smaller public and private computer networks (an interconnected network of networks) consisting of an estimated seven million linked computers. The World Wide Web is a portion of the Internet.

 INTERNET TERMINAL - a portable computer-based device specifically designed to access the Internet or the World Wide Web. Also referred to as a Teleputer, Web Terminal, Net Computer, Internet PC, Internet Appliance, Browser Box, Internet Box and similar names. A number of companies have announced the future introduction of such portable devices. Many of these devices are expected to utilize Java.

 INTRANET - private networks (primarily corporate) that use the infrastructure and standards of the Internet and the WWW but are cordoned off from the public Internet.

 JAVA - an object-oriented programming language that operates independent of any particular operating system and was developed by Sun Microsystems Inc. Java programs, called applets, can be accessed over a network and run on any processor whenever needed.

 JAVA VIRTUAL MACHINE - an idealized imaginary CPU with byte sized operational codes (opcodes) on which Java applets execute. The Java Virtual Machine is emulated on real CPUs to allow Java to run independent of any particular operating system or microprocessor.

 JAVA RUNTIME ENGINE or JAVA PROCESSOR- a microprocessor designed primarily to operate the Java Virtual Machine and execute Java on a particular CPU.

 ISDN (Integrated Services Digital Network) - is a set of digital transmission protocols that virtually all of the world's communications carriers have adopted as a standard to allow a standard twisted-pair copper telephone line to be a high-speed high-capacity digital line capable of multiple transmissions.

 KBPS - Kilobits per second, thousand bits per second.

 MICROCONTROLLER - a specialized microprocessor that contains embedded within a single silicon chip memory and input-output devices in addition to the central processing unit (CPU) designed to perform a specific function. For example, the devices used for managing a car's odometer or running the paper feeder in a printer.

 MICROPROCESSOR - the "intelligence" of most modern computers, typically fabricated on a single silicon chip; a computer on a chip; or the central processing unit (CPU) of a computer. A microprocessor processes system data and controls input/output, peripheral and memory devices.

 PIPELINE - a mechanism for executing computer instructions in multiple stages, a stage at a time, in an assembly line fashion. Each stage simultaneously performs a small piece of the execution of an instruction, with several instructions executing simultaneously along the line, but only one instruction completing at a time.

 PROPRIETARY - means that the Company is the sole owner of the technology and has the sole right to economically exploit the technology.

 PSC1000- The Company's first proprietary RISC-based 32-bit microprocessor
        (CPU) that is based on the ShBoom technology and architecture and is integrated on a single chip using a 0.8 micron silicon manufacturing process. The ShBoom technology or architecture describes the broad technology that can be incorporated in a number of microprocessors of different configurations and silicon manufacturing processes.

 REGISTER - See Stack/Register Architecture.

 RISC (Reduced Instruction Set Computer) - a computer whose instructions are much simpler than Complex Instruction Set Computers (CISC). This, and other architectural differences, allow RISC instructions to execute at a faster rate and thus provide higher performance than a similar technology CISC machine.

 SEMICONDUCTORS - integrated circuits (in which a number of transistors and other elements are combined to form a more complicated circuit) or discrete devices (such as individual transistors). In an integrated circuit, various elements are fabricated in a small area or "chip" of silicon, which is then encapsulated in plastic, ceramic or other forms of packaging and connected to a circuit board or substrate.

 SHBOOM - The Company's tradename for its proprietary RISC-based 32-bit microprocessor (CPU) technology and/or architecture.

 SIGNAL PATH LOGIC - the circuitry that accepts electrical signals from the microprocessor to perform the function for which the product was designed.

 STACK/REGISTER ARCHITECTURE - a register is a directly addressable location for storing data within a computer. A stack is a group of storage locations within a computer, maintained in sequence, accessible primarily from the top. The limited accessibility of stacks simplify computer algorithms by reducing the amount of information that must be kept to find a given piece of information -- all data is located relative to the top of the stack. A combined stack/register architecture supplies the benefits of both register and stack architectures.

 SUB-MICRON - silicon chip design using transistors smaller than 1.0 micron. The smaller the transistor size, the more functionality can be contained on a chip of a given physical dimension The PSC1000 is currently designed in 0.8 micron geometry and the ShBoom technology is designed to accommodate smaller micron geometry.

 SUPERSCALAR - a computer having the ability to completely execute several instructions at the same time.

 TERMINAL ADAPTER - Allows non ISDN devices to be connected to ISDN telephone lines, e.g. computers. In computer use it operates comparable to modems for analog telephone lines, in other words a "digital modem" or an "ISDN modem."

 TRANSISTOR - lowest level element in an integrated circuit which switches the flow of electricity "on" or "off."

 WAFERS - the typically 6" or 8" diameter slices of silicon crystal on which integrated circuits are fabricated.

 WORLD WIDE WEB OR WWW- a portion of the Internet which is a distributed hypermedia system using hypertext documents which use text with pointers to other text. The World Wide Web is accessed using browser programs allowing searches and linking of documents and databases. Allows non-technical users to exploit the capabilities of the Internet.

 ZERO-OPERAND DESIGN - a computer architecture where the source and destination of data manipulated by most instructions is in an assumed location, usually on the top of a stack, and thus need not be specified in the instructions.

                              PLAN OF DISTRIBUTION

        Each Selling Shareholder is free to offer and sell his or her Common Shares at such times, in such manner and at such prices as he or she shall determine. The Selling Shareholders have advised the Company that sales of Common Shares may be effected from time to time in one or more types of transactions (which may include block transactions) in the over-the-counter market, in negotiated transactions through the writing of options on the Common Shares or a combination of such methods of sale, at market prices prevailing at the time of sale, or at negotiated prices. Such transactions may or may not involve brokers, dealers or cash transactions. The Selling Shareholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their securities, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of the Common Shares by the Selling Shareholders.

        The Selling Shareholders may effect such transactions by selling Common Stock directly to purchasers or to or through broker-dealers, which may act as agents or principals. Such broker-dealers may receive compensation in the form of discounts, concessions, or commissions from the Selling Shareholders and/or the purchasers of Common Shares for whom such broker-dealers may act as agents or to whom they sell as principal, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).

        The Selling Shareholders and any broker-dealers that act in connection with the sale of Common Shares might be deemed to be "underwriters" within the meaning of Section 2(11) of the Act, and any commissions received by such broker-dealers and any profit on the resale of the Common Shares sold by them while acting as principals might be deemed to be underwriting discounts or commissions under the Act. The Selling Shareholders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the Common Shares against certain liabilities including liabilities arising under the Act.

        Because Selling Shareholders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Act, the Selling Shareholders will be subject to the prospectus delivery requirements of the Act. Furthermore, in the event of a "distribution" of his or her shares, any Selling Shareholder, any selling broker or dealer and any "affiliated purchasers" may be subject to Rule 10b-7 under the Exchange Act which prohibits any "stabilizing bid" or "stabilizing purchase" for the purpose of pegging, fixing or stabilizing the price of the common stock of the Company in connection with the Selling Shareholders' offering of the Common Shares hereunder.

        The Company has informed the Selling Shareholders that the anti-manipulative Rules 10b-6 and 10b-7 promulgated under the Exchange Act may apply to their sales in the market and has furnished each Selling Shareholder with a copy of such rules and has informed them of the possible need for delivery of copies of this Prospectus.

        Selling Shareholders also may resell all or a portion of the Common Shares in open market transactions in reliance upon Rule 144 under the Act, provided they meet the criteria and conform to the requirements of such Rule.

                              SELLING SHAREHOLDERS

        The following table sets forth certain information with respect to the Selling Shareholders as of February 29, 1996. Except as set forth below, none of the Selling Shareholders currently is an affiliate of the Company, and none of them has had a material relationship with the Company during the past three years.

                                                                            Amount and
                                                                           Percentage of
                                   Beneficial         Maximum Number        Common Stock
                                   Ownership           of Shares of        After the Sale
                                of Common Stock        Common Stock      -------------------
   Name                       at February 29, 1996   Offered for Sale     Number        %
----------                    --------------------   ----------------    -------------------
Robert E. Crawford Jr.             410,000                400,000         10,000         - %

SEA Ltd. (1)                     1,000,000 (2)            500,000        500,000 (3)   1.7%

Shaw Laboratories Limited
  Money Purchase Plan               75,000                 75,000            -0-         0%

        (1) Richard D. McDaniel, a director of the Company, may direct certain voting and investment power over these shares.

        (2) Consists of 500,000 common shares and a non-transferable warrant to purchase an additional 500,000 common shares at $0.50 per share expiring the earlier of 30 days after the effective date of this registration statement or July 10, 1996.

        (3) Consists of a warrant to purchase 500,000 common shares, see (2).

        The number of Common Shares reported above as beneficially owned by each Selling Shareholder is based solely on a review of a list of the Company's shareholders prepared by the Company's transfer agent and registrar as of such date. The foregoing table assumes that all Common Shares offered for sale hereunder will be sold. There is no assurance that any of the Selling Shareholders will sell all or any of the Common Shares respectively offered by them hereunder.

                                   THE COMPANY

GENERAL

        Patriot Scientific Corporation (the "Company" or "Patriot"), a development stage company, was organized under Delaware law on March 24, 1992 as the successor by merger to Patriot Financial Corporation, a Colorado corporation incorporated on June 10, 1987. Its address is 12875 Brookprinter Place, Suite 300, Poway, California 92064, and its telephone number is (619) 679-4428. The Company's home page can be located on the World Wide Web at http://www.ptsc.com.

        The Company is engaged in the development of proprietary technologies including patented microprocessor technology and ISDN interface technology with products under development for the growing Internet market. The ShBoom-architecture PSC1000 microprocessor is being developed and targeted as a Java processor and the CyberShark is being developed and targeted as a high-performance ISDN digital modem. The Company also owns radar and antenna technology. The Company's technologies, and products intended to be derived from them, are targeted for rapidly growing market segments. The Company's strategy is to exploit one or more of the technologies through product sales, licensing, strategic alliances or government contracting. The Company has had no operating revenues since its inception and there can be no assurance of future operating revenues.

        The Internet is a global web of computer networks. Developed over 25 years ago, this "network of networks" allows any computer attached to the Internet to talk to any other using the Internet Protocol. The Internet provides organizations and individuals with new means to conduct business. Commercial uses of the Internet include business-to-business and business-to-consumer transactions, product marketing, advertising, entertainment, electronic publishing, electronic services and customer support. The Company believes that organizations will also increasingly use the Internet and private Intranet networks to improve communications, distribute information, lower operating costs and change operations. The growth of the Internet and Intranets is creating a demand for hardware, software and peripherals. The large number of users connecting to the Internet is creating a demand for traditional analog modems and ISDN digital modems, such as the Company's CyberShark. New software, such as Java, is emerging to serve the requirements of Internet users.

        The Company's patented microprocessor technology (named the ShBoom technology or architecture) is being used to develop a sophisticated low-cost 32-bit advanced RISC microprocessor (first chip offering named PSC1000). The PSC1000 employs a proprietary and patented zero-operand, 32-bit, stack oriented architecture to simplify instruction execution, increase execution speed, provide design flexibility and minimize costly silicon. The Company's architecture incorporates many on-chip system functions and a "glueless" bus interface, thus eliminating the requirement for some support chips to reduce total system cost to users.

        The Company believes the ShBoom-architecture microprocessor is a highly-efficient and cost-effective Java processor. Java is designed to run on a stack-oriented architecture and the Company's zero-operand, 32-bit, stack-oriented architecture is believed by management to be a very efficient Java processor. Many Java bytecodes require only a single 8-bit PSC1000 instruction to be executed, providing a performance advantage over other processors, that require six 32-bit instructions to do the same task.

        The Java programming language was formally announced as an object-oriented language for the Internet in May 1995 by Sun Microsystems Inc. A large number of major computer, software, browser and on-line service provider companies have licensed the Java language. With Java, data and programs do not have to be stored on the user's computer, they can reside anywhere on the Internet to be called upon as needed. Among its various attributes, two key features of Java are (1) its ability to run on a variety of computer operating systems by defining a Java Virtual Machine within the host operating system software thus getting around the problem of incompatibility across networks, and
(2) security, because Java enables the construction of virus-free, tamper-free systems by using resource-access control and public-key encryption. Because of Java's useful features, it may also become a popular programming language for embedded applications.

        The growth of Java is causing a number of companies to consider it as a basis for a new style of computing tailored to the Internet. The concept is to design inexpensive Internet Terminal devices or scaled-down computers to access and compute via the Internet. Since Internet Terminals are designed to be inexpensive appliances for Internet access, cost, speed and performance are expected to be key features of designers. The Company believes the ShBoom-architecture PSC1000 can be competitive based on these factors with other newly announced Internet Terminal type microprocessors.

        The Company is targeting its ShBoom technology for the Java processing market, for internally developed products, and for a variety of embedded control applications requiring a high-speed low-cost microprocessor. The WebBook Company recently announced its intention to use the ShBoom-architecture PSC1000 in its WebBook product, an Internet Terminal device currently under development. The Company is working with the WebBook Company, a privately-owned company based in Michigan, on its designs. There can be no assurance that the WebBook Company will be successful in its development, that it will ultimately employ the PSC1000 if it becomes commercially available, or that if introduced the WebBook will result in any substantive orders for the Company's chips. There also can be no assurance the Company will be successful in selling, licensing or otherwise exploiting the ShBoom technology to other Java implementation companies or as an embedded control product.

        The Company has designed a line of ISDN interface products for high-speed, cost-effective digital communications through telephone networks. The Company's first product, the CyberShark I, is a PC compatible plug-in terminal adapter card (a digital modem) targeted to allow homes, small businesses and telecommuters to use ISDN to access networks and the Internet. By allowing full use of an ISDN line to achieve up to 128Kbps, the CyberShark I terminal adapter provides over four times the data rate of the fastest analog modems currently available. It provides the needed bandwidth to support video conferencing, Internet voice products and 3D Internet interfaces. The CyberShark I has been prototyped and the Company is currently producing the first units for beta testing and thereafter approximately 1,000 additional units for initial marketing and distribution which is expected to commence prior to the end of fiscal 1996. The Company anticipates that the ShBoom-architecture microprocessor will be employed in future versions of its ISDN interface products when parts become commercially available.

        The Company has been engaged in developing and improving its radar and antenna technology targeted for ground penetration applications. The Company has innovated proprietary techniques for wave generation and proprietary antennae for the sending and receiving of data. As a consequence of the Company's innovations, the Company has assembled a prototype version of its GPR technology, a mobile penetrating microwave radar (PMR) system (the "PMR System"). The PMR System has been designed as a general purpose device for testing and evaluation purposes. The Company's technology has demonstrated the ability to penetrate multiple solid objects (walls and barriers) and identify return signals from additional objects such as walls, persons and manmade barriers. In certain ground strata, the Company has been able to resolve objects of six inch size at approximately ten feet in depth.

        The Company has identified plastic mine detection as a target application of the GPR technology. According to the U.S. Army there are over 4 million land mines in Bosnia alone and according to U.N. information there are over 100 million land mines buried in 64 countries around the world. The PMR System prototype has indicated an ability to detect plastic mines in early testing. The Company has been demonstrating its technology and presenting its proposals to various government agencies but there can be no assurance of future contracts or grants to further develop the technology for mine detection. The Company anticipates that one or more ShBoom-architecture microprocessors will be employed in future versions of portable GPR systems when chips become commercially available.

BACKGROUND

        In February of 1989 the Company completed its initial public offering pursuant to a Registration Statement on Form S-18 under the Act, raising gross proceeds of $50,000 and net proceeds of approximately $28,640 upon the sale of 2,500,000 units at $.02 per unit. Each unit sold in the public offering consisted of one Common Share and one Class A common stock purchase warrant exercisable to acquire one share of common stock and one Class B common stock purchase warrant. All Class A and Class B warrants have since been exercised or have lapsed.

        On August 10, 1989 the Company acquired its GPR technology from the inventor, Mr. Elwood G. Norris, now the Company's President and Chief Executive Officer. The details of that acquisition and certain related agreements are described in more detail in "Certain Transactions" below. A description of the GPR technology, certain information about the industry generally, and the Company's operational plans are discussed below under the caption "Business".

        On May 12, 1992, the Company redomiciled itself from Colorado to Delaware by merging into a wholly owned Delaware subsidiary (Patriot Scientific Corporation) organized for that purpose. The reincorporation resulted in a combination (reverse split) of each three of the Company's common shares, par value $.00001, into one share of the Delaware corporation, par value $.00001. Fractions of shares were lost during the reverse split. The reincorporation also effected a change in the Company's charter and bylaws and a name change to Patriot Scientific Corporation.

        In May of 1993, the Company registered under the Act a total of 7,631,606 shares issuable upon the exercise of outstanding Class A and Class B common stock purchase warrants. The Company received net proceeds of $3,343,915 upon the exercise of those warrants and the issuance of 7,538,102 common shares. No warrants remain outstanding.

        Effective May 31, 1994, pursuant to an Assets Purchase Agreement and Plan of Reorganization ("nanoTronics Agreement") between the Company, nanoTronics Corporation (nanoTronics) located in Eagle Point, Oregon and Helmut Falk (Falk), the Company issued a total of 10,000,000 restricted common shares to nanoTronics to acquire certain microprocessor technology of nanoTronics. The technology acquired (ShBoom technology) is being used to develop a sophisticated yet low cost 32-bit advanced RISC microprocessor (first chip offering named the PSC1000). A total of 5,000,000 shares was the non-contingent portion of the price paid and an additional 5,000,000 shares represented a contingent portion of the purchase price with the contingent shares issued and outstanding but subject to the terms of an earnout escrow arrangement. See "Business" and "Certain Relationships".

                                    BUSINESS

ORGANIZATION AND CORPORATE DEVELOPMENT

        Certain matters relating to the organization and background of the Company are discussed above under the caption "The Company."

        During fiscal year 1995 and during the current fiscal year (fiscal 1996) the Company's development strategy has focused efforts and a majority of expenditures on the ShBoom microprocessor technology with limited resources allocated to the Company's other technologies. The ShBoom technology and the Company's initial microprocessor, the PSC1000, are targeted for the embedded controller and Java processor marketplaces.

        In reviewing markets for the ShBoom technology, the Company identified within the communications market a product opportunity for the ISDN marketplace. Starting in fiscal 1995 the Company initiated the development of a PC compatible plug-in card allowing high-speed, cost-effective digital ISDN access to the Internet and other networks. This product is expected to be marketable by the end of fiscal 1996 and is expected to be modified to use the PSC1000 when commercially available.

        The Company's business is managed as three major technologies or divisions (1) ShBoom microprocessor technology, (2) ISDN interface technology and (3) radar and antennae technology. The Company anticipates that the PSC1000 and future generations of the ShBoom microprocessor technology will benefit the radar and antennae technology and the ISDN interface technology. However, due to the Company's small size, staffing overlaps among the divisions with certain personnel working on more than one of the technologies from time to time.

INTERNET GROWTH AND THE EMERGENCE OF THE JAVA PROGRAMMING LANGUAGE

        The Internet is a rapidly growing global web of computer networks. Developed over 25 years ago, this "network of networks" allows any computer attached to the Internet to talk to any other using the Internet Protocol. The Internet provides organizations and individuals with new means to conduct business. Commercial uses of the Internet include business-to-business and business-to-consumer transactions, product marketing, advertising, entertainment, electronic publishing, electronic services and customer support. The Company believes that organizations will also increasingly use the Internet and private Intranet networks to improve communications, distribute information, lower operating costs and change operations.

        Use of the Internet has grown rapidly since its commercialization in the early 1990's. While industry estimates of the number of Internet users in the U.S. varies widely from 9.5 million to 24 million or more in 1995, depending on the source and the definition of a user, it is a rapidly growing market segment impacting computer hardware, software and peripheral industries. By the end of 1995 there were approximately 7 million servers or "host" computers comprising the Internet. The rapid growth in popularity of the Internet is in part due to continuing penetration of computers and modems into U.S. households, growth of informational, entertainment and commercial applications and resources of the Internet and the growing awareness of such resources among individuals, and increasing availability of user-friendly navigational and utility tools which enable easier access to the Internet's resources.

        The growth of the Internet and corporate Intranets is creating a demand for hardware, software and peripherals. The large growing number of users connecting to the Internet is creating a demand for traditional analog modems and ISDN digital modems, such as the Company's CyberShark. New software, such as Java, is emerging to serve the requirements of Internet users.

        The Java programming language was originally developed for personal digital assistant devices (PDA's) and television set top boxes. It was formally announced as an object-oriented language for the Internet in May 1995 by Sun Microsystems Inc. It was launched on the Internet through the free offer of a Java programming software developer's kit and Java related browser. A large number of major computer, software, browser and on-line service provider companies have licensed the Java language. Accordingly, Java appears to be emerging as the fundamental platform for distributed, network-centric applications. There is a growing list of Java applications or applets now available on the Internet that not only enhance Web pages but perform many functions of traditional computer software programs.

        With Java, data and programs do not have to be stored on the user's computer, but can reside anywhere on the Internet to be called upon as needed, sometimes referred to as just-in-time software. Among its various attributes, two key features of Java are (1) its ability to run on a variety of computer operating systems by defining a Java Virtual Machine within the host operating system software, thus getting around the problem of incompatibility across networks, and (2) security, because Java enables the construction of virus-free, tamper-free systems by using resource-access control and public-key encryption. Because of Java's useful features, it may also become a popular programming language for embedded applications.

        Since Java is designed to run on multiple types of computers and operating systems, it allows developers to write a program once for many types of operating systems, instead of having to write new versions for each type. Java does this by interpreting a program's commands into something a particular type of CPU can understand. This interpretive design runs programs slower than if they were tailored for each type of CPU and is resulting in a need for specialized microprocessors and compilers to increase Java's speed.

        The growth of Java is causing a number of companies to consider it as a basis for a new style of computing tailored to the Internet and not encumbered by the limitations of, or requiring, traditional operating systems (such as Microsoft DOS or Windows, UNIX or Macintosh). The concept is to design inexpensive Internet Terminal devices or scaled down computers to access and compute via the Internet. Public announcements of the development of such devices range from a small private company such as The WebBook Company to major companies such as Oracle and Sun Microsystems. There can be no assurance any such devices will reach the market or become successful or that any will use the ShBoom technology in the future.

SHBOOM MICROPROCESSOR TECHNOLOGY

        GENERAL BACKGROUND. nanoTronics Corporation was formed in 1991 and acquired certain base technology for a RISC-based 32-bit microprocessor integrated on a single chip with merged stack/register architecture. NanoTronics subsequently engaged in substantial technical development and fabricated a first-generation microprocessor in early 1994.

        Since the acquisition of the ShBoom technology effective May 31, 1994, the Company has been engaged in correcting errors in the first-generation microprocessor design, adding additional technical features to further modernize the design, and improving and testing the new design. In late July 1995 a second-generation chip design was delivered to a contract foundry. The Company obtained a first run of second-generation chips in October 1995. Since that time the Company has been testing the resultant chips, completing a C programming language compiler and preparing application development tools. The compiler and application development tools are necessary to enable system designers to program the chip for specific applications.

        The Company has made minor corrections to the design and submitted the design for a second fabrication run of chips. Management anticipates, but there can be no assurance, that the second run will result in chips for use in demonstrations to prospective customers and any other changes can be made during initial production runs of PSC1000 chips for customers, when and if orders are obtained. Future enhancements and generations of chips employing the ShBoom technology and architecture are contemplated by the Company.

        INDUSTRY BACKGROUND. The semiconductor logic market has three major sectors: (1) Standard Logic Products, (2) Application Specific Standard Products (ASSPs), and (3) Application Specific Integrated Circuit (ASICs). Standard logic products, such as the Intel 80X86 and Motorola 680X0 microprocessor families, are neither application nor customer specific. They are intended to be utilized by a large group of systems designers for a broad range of applications. Because they are so broad they may not be cost effective for specific applications. ASICs are designed to meet the specific application of one customer, requiring large volumes to recover the development costs. ASSPs are developed for one or more applications but are not generally proprietary to one customer. Examples of ASSP applications include modems, cellular telephones, wireless communications, multimedia applications, facsimile machines and local area networks. The Company's chip is a microprocessor designed to be combined with application-specific software to serve as an embedded control product for the ASSP market sector.

        ASSPs are typically used in embedded control systems by manufacturers to provide an integrated solution for application specific control requirements. Such systems usually contain a microprocessor or microcontroller, signal path logic, memory and input/output circuitry. Electronic system manufacturers combine one or more of these elements to fit a specific application. The microprocessor provides the intelligence to control the system. The signal path logic provides functions specific to the end application. The input/output circuitry may also be application specific or an industry standard component. The memory element, if not on the microprocessor, is usually a standard product to store program instructions and data. In the past, these functions have been executed through multiple integrated circuits assembled on a printed circuit board. The requirements for reduced cost and improved system performance have created market opportunities for semiconductor suppliers to integrate some or all of these elements into a single ASSP chip or chip set, such as the ShBoom-architecture PSC1000. The PSC1000 provides close integration of the microprocessor and input/output function with the signal path logic providing an advanced ASSP.

        Embedded control systems enable manufacturers to differentiate their products, replace less efficient electromechanical control devices, add product functionality and reduce product costs. In addition, embedded control systems facilitate the emergence of completely new classes of products. Embedded control systems have been incorporated into thousands of products and subassemblies worldwide including automotive systems, remote controls, appliances, portable computers and devices, cordless and cellular telephones, motor controls and many other systems.

        Management believes the ShBoom microprocessor architecture has applications in a variety of existing and new embedded control systems but because of its advanced features it also has applications beyond embedded control systems to applications such as certain forms of parallel processing and advanced memory control. And serendipitous to its design, management believes the ShBoom architecture is a highly efficient Java Runtime Engine for Internet Terminals and similar devices as more fully discussed below.

        Microcontrollers are generally available in 4-bit through 32-bit architectures. Although 4-bit microcontrollers are relatively inexpensive, typically less than $1.00 each, they lack performance and features but account for more than 40% of volume. In general use today are 8-bit architectures generally costing $1.00 to $10.00 each and accounting for an additional 40% of the worldwide microcontroller volume. To date 16-bit and 32-bit architectures, with typical cost of over $10.00, have offered very high performance, but are generally expensive for high-volume embedded control applications. The use of 16-bit and 32-bit architectures offers less internal limitations making programming easier and providing higher performance. Although generally more expensive per unit and requiring more support logic and memory, these devices offer many advantages for more sophisticated embedded control systems. Although the 32-bit architecture market is small in comparison to other architectures, representing about 4% of volume, this represents more than 80 million parts in 1995 and is expected to double by 1998.

        Electronic system designers, driven by competitive market forces, seek semiconductor products with more intelligence, functionality and control which can be used to reduce system costs and improve performance. For these needs, the ShBoom architecture was designed to be a sophisticated 32-bit microprocessor with advanced features, including the most commonly needed support logic (glue logic) on the chip, but at a low cost providing improved performance to existing embedded control applications and opening the opportunity for the development of new, cost-effective applications.

        TECHNOLOGY DESCRIPTION. Conventional high-performance microprocessors are register-based with large register sets and are pipelined or superscalar. These complex architectures consume costly silicon with multiple-operand instructions, multiple execution units or lengthy execution pipelines. These features generally diminish the fastest possible execution of individual instructions and increase silicon size, thereby increasing chip cost.

        The Company's technology was designed for simplicity. The Company's initial microprocessor, the PSC1000, uses the patented ShBoom technology in a highly-integrated CPU that includes two processors within one package, a microprocessing unit (MPU) for performing conventional processing tasks, and an input-output processor (IOP) for performing time-synchronous input-output functions. The IOP can replace many dedicated peripheral functions supplied in other processors. The zero-operand design eliminates most operand bits and the decoding time and instruction space they require. Instructions are shrunk to 8-bits, increasing instruction bandwidth. By not employing pipeline or superscalar execution, the resulting control simplicity increases execution speed to issue and complete an instruction in a single clock cycle--as often as every clock cycle--without a conventional instruction cache. A data cache and its cost is also eliminated in favor of efficient register caches. The Company's architecture incorporates many on-chip system functions and a "glueless" bus interface, thus eliminating the requirement of support chips and reducing system cost to users.

        The PSC1000 has been designed with the following chip characteristics:

        Speed:                     100MHz internally

        Memory Technology:         From low cost DRAM (dynamic random-access
                                   memory) to high speed SRAM (static random access memory)

        Packages:                  Various surface-mount and die-form packaging

        The ShBoom has been designed to include the following built-in application features:

        - a programmable memory controller supporting multiple memory types
        - compatibility with existing PC peripheral chips; network, serial, modem, printer, timer, etc.
        - an input-output processor to reduce or eliminate timing and data transfer circuitry in many applications
        - system support functions including a direct memory access controller and an interrupt controller to eliminate external chips otherwise required

        The ShBoom has been designed to include the following technical features:

        - four instruction fetch per memory cycle can up to quadruple instruction bandwidth
        - merged stack/register architecture to enable high-speed single-cycle instruction per instruction execution
        - multiple fast-page-mode DRAM operation to enable high-speed execution in large memory applications
        - low power consumption at high speed in typical system configurations

        There can be no assurance that the designed speed will be achieved prior to or with production chips or that all of the desired functions will perform as anticipated.

        The above advanced application and technical features differentiate the PSC1000 from other 8-bit to 32-bit chips but are intended to be available at a high volume cost that should be competitive with high-end 8-bit chips and general 16-bit chips.

        The PSC1000 has been designed to allow high-speed and high-yield fabrication using generally available wafer fabrication technology and facilities. Initial fabrications of the PSC1000 are being performed by a contract fabrication facility. The Company has not established any supply or other contracts with a fabrication facility and there can be no assurance fabrication facilities will be available to produce the PSC1000 or future generations should the Company elect to produce chips in addition to its planned license activities. However since there are a large number of fabrication facilities with the capability to produce the PSC1000, management believes chips can be produced on a contract basis. Industry shortages of fabrication facilities that may exist and are predicted in the future are generally limited to the more demanding architectures.

        THE SHBOOM MICROPROCESSOR ARCHITECTURE AS A JAVA PROCESSOR. The Company believes the ShBoom microprocessor architecture is a highly-efficient and cost-effective Java processor, or Java Runtime Engine. Java is designed to run on a stack-oriented architecture and the zero-operand, 32-bit, stack-oriented ShBoom architecture is believed by management to be very efficient for executing the virtual stack machine internal to Java. Many Java bytecodes require only a single 8-bit PSC1000 instruction to be executed, providing a performance advantage over other more expensive processors that require six 32-bit instructions to do the same task. This is an important advantage for executing Java with increased speed. In addition, the incorporation of many on-chip system functions is expected to allow the PSC1000 to perform most of the other functions required of an Internet Terminal device, thereby eliminating components. Since Internet Terminals are designed to be inexpensive appliances for Internet access, cost, speed and performance are expected to be key requirements for designers.

        The WebBook Company has announced its intention to use the ShBoom-architecture PSC1000 in its WebBook product, an Internet Terminal device currently under development. The Company is working with the WebBook Company, a privately-owned company based in Michigan, on its designs. No contract has been entered into regarding such use. There can be no assurance that the WebBook Company will be successful in its development, that it will ultimately employ the PSC1000 if it becomes commercially available, or that if introduced the WebBook will result in any substantive orders for the Company's chips.

        STAGE OF DEVELOPMENT. An initial first-generation production of wafers was fabricated in early 1994 at a contract fabrication facility using 6-inch wafers employing 0.8 micron double-metal CMOS technology. Initial yields and performance were within acceptable ranges. As is customary in early designs, certain errors were discovered during testing of the chips. After the May 31, 1994 acquisition, the Company improved the original design, added important new features and performed simulations and tests of the improved designs. In October 1995 a first run of six wafers of second-generation chips (of the same CMOS technology) were fabricated by a contract fabrication facility. Since that time the Company has been testing the resultant chips, completing a C compiler and preparing application development tools. The compiler and application development tools are necessary to enable system designers to program the PSC1000 for specific applications. The Company has made minor corrections to the design and submitted the design for an additional run of second-generation chips from existing wafers. The Company's goal is to then use these chips, if fabricated successfully, in demonstration boards for use by developers and prospective customers and licensees.

        At each stage of development, chips require extensive testing to ascertain performance limitations and the extent and nature of errors (bugs), if any. When significant limitations or errors are discovered, additional rounds of design modifications and fabrication are required prior to having functional and demonstrable chips for prospective customers and licensees. There can be no assurance that the Company will not require additional rounds of design and fabrication prior to commercial production.

        The Company has developed initial marketing materials and product manuals and is completing application development tools for use by prospective licensees and customers. The manuals and tools are necessary to enable system designers to quickly and easily program the PSC1000 for specific applications.

        Although there can be no assurance, since completion of development is subject to a variety of factors, many outside the control of the Company, and the timetable for completion of second-generation chips has already been subject to extensive delays, management anticipates that the PSC1000 should be ready for licensing or sale prior to the end of fiscal 1996. Certain initial licensing discussions (such as those with the WebBook Company) have commenced as a result of the stage of development of the second-generation PSC1000 . However, there can be no assurance of market acceptance of the PSC1000 or the Company's ShBoom technology.

        BUSINESS STRATEGY. The increasing demand for embedded control has made the market for microcontrollers one of the largest segments of the semiconductor logic market. The Company's strategy does not entail competing directly with suppliers who have multiple chips in various market segments, but on identifying certain market niches that would benefit from the advanced features of the ShBoom-architecture embedded microprocessors.

        The Company has commenced marketing efforts directed towards cultivating prospective licensees, identifying product enhancement partnerships, identifying prospective OEM products, to benefit from the technology, and reviewing prospects for in-house electronic products possible with the speed/performance characteristics of the ShBoom architecture. As a small one chip company, the Company is at a distinct disadvantage in competing for a design win against established chip suppliers, even if the ShBoom technology exhibits superior price performance. Other factors such as product support capability, reputation, languages, development tools and operating systems can influence decision making. Accordingly, it will be difficult for the Company to compete without establishing a partnering or licensing arrangement with a more established company. Although such arrangements are common in the industry, there is no assurance the Company can successfully establish any relationship.

        Because of the above factors and competitive conditions, management intends to focus initial efforts on the Java processor business, a new but highly-competitive field without an established base of chips and for which management believes the ShBoom architecture has certain technical advantages. Licensing and partnering relationships are also intended to be targeted to overcome some of the above factors.

        Management believes that the ShBoom architecture is suited for controller applications requiring high-performance and low system cost, such as laser printers, dot-matrix printers, video terminals, robotics, motion controllers, industrial controllers, digital communications, video games and TV set-top boxes. The Company expects that early licensing and development efforts will focus on Java processing, digital communications and motion control.

        Management believes the appropriate approach for the Company initially lies in a balanced effort of cultivating licensees or partners, identifying and developing specific product enhancement partnerships, producing OEM products, developing innovative in-house products, and providing technical support to third parties on a contract basis. The overall balance of these approaches will be monitored and modified as management attempts to ascertain and capitalize on the highly dynamic and competitive embedded microprocessor market. There can be no assurance that the Company can successfully exploit its ShBoom microprocessor technology.

        Subject to the availability of financial and personnel resources, while the Company is commercializing the current version of the ShBoom technology, the Company's strategy is to also design and develop future versions of the chip with more demanding sub-micron technology and with more features. However, the Company's resources are limited and there can be no assurance the Company will be able to continue chip enhancement.

        Since the Company's current chip design uses older and less challenging fabrication technology (0.8 micron double-metal CMOS), management believes, but there can be no assurance, that there are a number of domestic and foreign contract fabrication facilities with the capacity to produce the Company's chips in reasonable quantities. Should the Company elect to shrink or redesign the chip to smaller sub-micron technology in order to improve speed and reduce silicon cost, then arranging contract fabrication involves greater challenge and risk. The Company does not have any arrangement or agreement for contract fabrication of its chip. Many prospective licensees have access to fabrication resources such that they will not be reliant upon the Company's ability to arrange for chip production.

        COMPETITION. The semiconductor industry is intensely competitive and has been characterized by price erosion, rapid technological change and foreign competition in many markets. The industry consists of major domestic and international semiconductor companies, most of which have greater financial, technical, marketing, distribution, development and other resources than the Company. The market for microprocessors and for embedded control applications is estimated at over 2 billion parts annually and is equally competitive.

        While the Company's strategy is to target high-volume licensees and to target markets requiring more sophisticated devices that are less susceptible to pricing pressure, the Company can still expect significant competition. The Company may also elect to develop embedded control system products utilizing the ShBoom architecture for itself or by contract for other manufacturers.

        The Company expects that the PSC1000, if successfully commercialized in the embedded controller market, will compete with a variety of 16/32-bit microprocessors including some of the following:

   - The AMD29XXX family of 16/32-bit embedded microprocessors and AMD's embedded 386 family
   - The Intel I960 embedded 32-bit microprocessor and Intel's low power 386
     (SC) series
   - The Motorola MC68XXX 16/32-bit series embedded microprocessors
   - NEC's V-series embedded Intel X86 software compatible 16/32-bit embedded microprocessors
   - Zilog's Z380 16-bit embedded microprocessor

        As a Java Runtime Engine, the Company expects its PSC1000 will compete with a broad range of microprocessors including most modern standard logic chips such as the Pentium, PowerPC, 80486, Sparc and ARM. A number of major companies have recently announced chips targeted for low-cost Internet Terminals including Sun Microsystems, Inc. and Digital Equipment Corp. These companies have much greater resources than the Company.

        A new entrant, such as the Company, is at a competitive disadvantage to these and other established producers due to the lack of product performance experience, lack of experience by customers in using application development systems and no record of technical service and support.

ISDN INTERFACE TECHNOLOGY

        TECHNOLOGY DESCRIPTION. The Integrated Services Digital Network (ISDN) is a set of digital transmission protocols that virtually all of the world's communications carriers have adopted as a standard. ISDN brings the digital network to the individual user by turning the same twisted-pair copper telephone line into a high-speed high-capacity ISDN line with the capacity for three transmissions (two voice, fax or PC conversations and one data conversation) to happen at the same time. Further up to eight separate devices (telephones, computers, fax machines, etc.) can be connected to the same ISDN line and each given separate telephone numbers.

        An ISDN line consists of bearer channels (B channels) and a separate data channel (D channel). Two or more channels can be combined into a larger transmission "pipe" on demand to provide greater transmission speed. A basic ISDN line installed in a business or home by the local telephone service provider normally includes two 64Kbps B channels (for voice or data) and one 16Kbps D channel. In many home and business applications, the use of an ISDN line provides dramatically increased speed and, by allowing multiple uses of one line, improved economics over multiple lines.

        PATRIOT'S ISDN PRODUCT. The Company has designed a line of ISDN interface products for high speed, cost effective digital communications through telephone networks. The Company's first product, the CyberShark I, is a PC compatible plug-in terminal adapter card (a digital modem) targeted to allow homes, small businesses and telecommuters to use ISDN to access networks and the Internet. By allowing full use of an ISDN line to achieve up to 128Kbps (2-64Kbps B channels), the CyberShark I terminal adapter provides over four times the data rate of the fastest analog modems currently available. It provides the needed bandwidth to support video conferencing, Internet voice products and 3D Internet interfaces.

        The CyberShark I has been prototyped and the Company is currently producing the first units for beta testing and 1,000 units for initial marketing and distribution which is expected to commence prior to the end of fiscal 1996. The CyberShark is based upon software licensed on a non-exclusive basis from a provider of ISDN protocol software. The product is primarily targeted for Internet users, the vast majority of which are using slow analog modem access. The use of CyberShark and an ISDN line offers dramatically improved Internet utility, at costs competitive with current access methods.

        The major features of the CyberShark I are:

        - Allows economical ISDN connectivity to the Internet for E-mail, news, file transfer and Internet phone or videoconferencing.
        - Connects directly to an ISDN telephone line without the additional hardware required by some terminal adapters.
        - Compatible with all major communications packages.
        - First low cost terminal adapter to provide serial access to both B channels offering true 128Kbps connectivity.

        The Company intends to add features and capabilities to the current product through software upgrades and hardware revisions. Planned software upgrades will allow bandwidth on demand up to 144Kbps and around-the-clock connectivity. Hardware revisions are expected to reduce costs, allow traditional telephones and fax machines to be connected to the CyberShark to maximize ISDN economics for the small user, and add a ShBoom-architecture microprocessor to handle more complex protocols and data compression to improve effective bandwidth and further reduce costs.

        COMPETITION. There are a number of ISDN terminal adapters offered by competitors including Ascend Communications, Inc., Motorola, Inc., ISDN-tek, Inc., IBM, Zyxel, Digi International and U.S. Robotics . These companies have substantially greater resources than that of the Company. Although not all of these offer PC plug-in card terminal adapters directly competitive with that of the Company's proposed product, there can be no assurance additional direct competitors will not introduce competitive products. The Company believes its product will be competitive on both features and price with the known products in the marketplace or those known by management to have been announced. ISDN modems also compete with traditional analog modems and with other interface technologies such as cable modems, accordingly this field is subject to rapid technological change and fierce competition.

        The Company does not believe it can avail itself of patent protection on the product as currently designed, although future versions of the product currently envisioned may have patentable features.

        PRODUCTION AND MARKETING. The Company's strategy is to have the product manufactured on a sub-contract basis. Effective February 28, 1996, the Company entered into a non-exclusive manufacturing agreement and line of credit with Labway Corporation, a Taiwan-based contract manufacturer. Labway Corporation has agreed to manufacture the CyberShark product for the Company and has agreed to provide deferred payment for up to 60 days on up to $250,000 of billings from the date of shipment. The delayed payment terms extend for an initial period from May 1, 1996 to October 31, 1996, subject to renegotiation and extension at that time. However, the Company is not required to utilize Labway Corporation for its CyberShark product manufacturing and since important price and delivery terms are yet to be negotiated, there is no assurance that this arrangement will be beneficial to the Company.

        The CyberShark is expected to retail for under $400. The Company intends to market the product through Internet service providers (businesses that provide individuals and businesses access to the Internet through a local telephone number), direct sales, sales through Internet marketers and ISDN equipment resellers. Effective February 28, 1996 the Company entered into a non-exclusive distribution and representation agreement with Innoware, Inc., a wholly-owned subsidiary of Labway Corporation based in San Diego, California. Innoware, Inc. currently markets multimedia products (sound cards, video cards and communication cards for PC's) to PC system OEMs, PC peripheral distributors and computer retailers. There can be no assurance that Innoware, Inc. will be successful in representing the Company's CyberShark products to its existing customers or new customers.

RADAR AND ANTENNA TECHNOLOGY

        BACKGROUND. During the period from 1980-1983, Mr. Norris developed a technique employing microwave radiation to penetrate the earth's surface. This radar technology relates to "ground penetrating radar" or "GPR."

        GPR technology is one of many of a family of geophysical tools and sensing technologies which include seismic, electromagnetics, gravity, borehole sampling and other techniques. GPR is a technique for producing profiles of subsurface strata and features by emitting radar waves and recording the reflected signals. Radar waves are reflected by differences in the electrical properties of subsurface materials. Theoretically, it has long been known that properly focused electromagnetic waves penetrate the earth's surface and that, in the process, a portion of the energy introduced is backscattered or reflected to the surface. GPR detects changes in the propagation velocity of electromagnetic energy in the ground. Such changes typically result from variations in the water content as well as the mineralogy of the rock or structures encountered.

        The limitations of existing equipment results in part from the electrical conductivity of subsurface strata. For example, dry sands and limestone have low conductivity and wet clay has very high conductivity thus absorbing radar waves and resulting in less reflection. Accordingly, the type of strata encountered limits GPR effectiveness. Another limitation is the frequencies utilized. The penetration depth generally varies inversely with the frequency. High frequencies provide less penetration with higher resolution and lower frequencies provide greater penetration but less resolution.

        The Company's research and experimentation with GPR equipment has focused on two broad aspects, sensing and computer processing. Sensing technology primarily relates to devices used for radar wave generation and antennae used for transmission and reception. Computer processing includes the conversion, compression, storage, analysis and visualization of reflected wave forms.

        CLASSIFIED TECHNOLOGY. In September 1994 the Company filed a patent application on certain technology invented during its radar development. Immediately upon receiving notice of allowance, the invention was classified secret by the U.S. Department of Commerce in June, 1995 at the request of a defense agency. This technology has not been used in any of the Company's developments described herein and is not necessarily associated with nor limited to GPR.

        The Company is pursuing funding from the U.S. Government to develop this technology. There can be no assurance the Company can be successful in these efforts and is restricted from disclosing or otherwise commercializing the technology.

        In January 1996 the Company filed an application seeking declassification of the technology and thereby allow commercial exploitation. There can be no assurance that the U.S. Government will grant declassification approval.

        GPR TECHNOLOGY DESCRIPTION. The Company has been engaged in developing and improving sensors (wave generators and antennae) and in developing and improving the processing, conversion, compression, storage, and visualization (collectively, computer processing) of GPR data. The Company has innovated proprietary techniques for wave generation and proprietary antennae for the sending and receiving of data. Further, the Company uses proprietary methods to capture and computer process returned signals.

        As a consequence of the Company's innovations, the Company has assembled a prototype version of its GPR technology, a mobile penetrating microwave radar
(PMR) system (the "PMR System"). This system encompasses a blending of laboratory equipment (with internal software and hardware custom configured and modified to function as desired) and specialized components including antennae, power generators and amplifiers. Such laboratory equipment and components have been acquired and developed by the Company and are being used in the PMR System.

        The PMR System has been designed as a general purpose device for testing and evaluation purposes. The Company's technology has demonstrated the ability to penetrate multiple solid objects (walls and barriers) and identify return signals from additional objects such as walls, persons and manmade barriers. In certain ground strata, the Company has been able to resolve objects of six inch size at approximately ten feet in depth.

        The existing system generates two-dimensional "field-grade" images with additional data stored for advanced computer processing off the imaging site on more powerful computers. The Company believes there are opportunities available to improve the computer processing aspects of its technology to provide more subsurface information.

        Although the Company's GPR device is still in development, management believes it has several advantages over existing commercial systems. Patriot's device does not require contact with the ground providing enhanced mobility, extended area coverage and the ability to look sideways (for example through walls and in mine shafts). Patriot's system is designed to provide images on-site thereby providing timely subsurface information allowing modification to the surveying strategy.

        The Company has filed a U.S. patent application on certain of its sensing (antenna) technology that may have other applications in communications and other forms of radar. Other aspects of the PMR System are being maintained as trade secrets, although additional patents may be filed in the future.

        STAGE OF DEVELOPMENT OF GPR TECHNOLOGY. The Company commenced active development of its GPR technology in April 1992. By May 1993 the Company was able to demonstrate the sensing, processing and crude visualization of images from its technology and by May 1994 the Company had completed its prototype PMR System. Since May 1994 the Company has focused its efforts and limited financial resources on the ShBoom technology and the ISDN technology effectively suspending development and most marketing efforts.

        The Company's prototype PMR System is used for limited prospective customer and user evaluations of the technology. The Company has demonstrated using the technology to detect plastic mines, side viewing through walls and solid structures for detection of bodies or other objects, and viewing of plastic pipes and other underground objects.

        It is anticipated that most users will require more specifically tailored equipment and multiple devices. Commercialization of the PMR device would require additional development to replace the laboratory equipment with specifically designed components to minimize cost and weight and improve portability.

        There can be no assurance that a commercially viable device will be produced and the Company has no existing users or customers nor can there be assurance any prospective users will select the Company's device over competitive devices (See "Competition").

        BUSINESS STRATEGY. The Company does not presently have the resources to pursue further development to commercialize a system for the above markets. The Company's strategy is to use its PMR System to demonstrate to prospective users the Company's capabilities and to seek partnering arrangements to develop custom commercial devices for specific applications. The Company's marketing activities to date have been very limited and are focused primarily towards governmental agencies. The strategy is to seek sponsorship to assist in further development and commercialization of the present technology. There can be no assurance that the Company can obtain any outside assistance or successfully complete development and commercially exploit its GPR technology.

        To further focus its efforts to governmental agencies, the Company has identified plastic mine detection as a potentially viable application of the GPR technology. According to the U.S. Army there are over 4 million land mines in Bosnia alone and according to U.N. information there are over 100 million land mines buried in 64 countries around the world. Although the Company has not performed any competitor review, based on conversations with various U.S. governmental officials management does not believe a commercially viable competitive electronic system exists to detect plastic mines.

        The PMR System prototype has indicated an ability to detect plastic mines in early testing. The Company has designed, but not produced or tested, a system that rather than providing a vertical slice subsurface image, provides a camera view from above. Management believes this method has technical and user advantages. The Company is in the stage of presenting its proposals to various government agencies but there can be no assurance of future contracts or grants to further develop the technology for mine detection. The Company anticipates that one or more ShBoom-architecture microprocessors will be employed in future versions of portable GPR systems when microprocessors become commercially available.

        The Company has not yet determined how its GPR technology will be marketed and sold, such to be dependent on the type of relationship obtained, if any. It could license the technology, manufacture and sell completed instruments, or perform sub-surface analysis on a contract basis, or engage in a combination of one or more of these strategies.

        COMPETITION. The segment of the electronics industry which involves the manufacture and sale of GPR equipment is not really large or cohesive enough to be referred to as an "industry" but is more a specialized subset of geophysical tools which include seismic equipment and other geophysical and scientific instruments.

        To the Company's knowledge, the major producers of GPR equipment or technology for commercial use are GSSI, Inc., a wholly-owned subsidiary of OYO Corporation, Pulse Radar, Inc., Airborne Environmental Surveys, Sensors and Software, Inc., a Canadian company and radar technology developed and being licensed by the Lawrence Livermore National Laboratory. In addition there appears to be a large number of both academic and independent companies engaged in GPR development, some which may have operating GPR devices being used for a variety of applications. For example, an airborne GPR device was developed by a Swedish government agency. There may also exist additional manufacturers of GPR equipment or other companies or government agencies with existing GPR technology or under development that are unknown to the Company. It is possible that any such technology developed by others may be further advanced than the Company's technology.

        The Company has not yet developed a commercially marketable prototype. Most of the Company's potential competitors are actively engaged in operations and have had time to develop product recognition and market share and may have more financial and other resources than the Company. However, this industry segment is in its infancy and to this extent, the Company will not face the usual disadvantage of gigantic competitors with established market share and well-known products.

RESEARCH AND DEVELOPMENT

        The Company's current development efforts are focused on the introduction of the PSC1000 microprocessor and ISDN terminal adapters by the end of fiscal 1996. The development of the Company's technologies has taken longer than anticipated by management and could be subject to additional delays. Therefore there can be no assurance of timely completion of the PSC1000 for initial marketing or of the commercial availability of ISDN terminal adapters nor that if available that they will be on a cost-effective basis, or that if introduced, that these products will achieve market acceptance.

        The Company incurred research and development expenditures of $928,107 and $739,723 for the fiscal years ended May 31, 1995 and 1994, respectively, and $725,596 for the nine months ended February 29, 1996 on its technologies The majority of the Company's expenditures in fiscal 1995 and to date in fiscal 1996 were expended on the ShBoom technology development. To date, the Company has expensed internal software development costs as incurred. The Company believes that technical advances are essential to its success and expects that it will continue to expend substantial funds on research and development on technologies; however, there can be no assurance that such research and development efforts will result in the design and development of competitive technologies in a timely manner.

LICENSES, PATENTS, TRADE SECRETS AND OTHER PROPRIETARY RIGHTS

        The Company relies on a combination of patents, copyright and trademark laws, trade secrets, software security measures, license agreements and nondisclosure agreements to protect its proprietary technologies. The Company pursues a policy of seeking the protection of new products or processes through the filing of patents, when management feels that such filing is in the Company's best interests.

        The Company has one U.S. patent issued on the ShBoom microprocessor technology and has 13 U.S. patents pending most dating back to 1989, along with multiple foreign patent applications pending. In addition to such factors as innovation, technological expertise and experienced personnel, the Company believes that a strong patent position is becoming increasingly important to compete effectively in the semiconductor industry. It is common in the semiconductor industry that it may become necessary or desirable in the future for the Company to obtain patent and technology licenses from other companies relating to certain technology that may be employed in future products or processes. To date, the Company has not received notices of claimed infringement of patents with any existing processes or products, but due to the nature of the industry, the Company may receive claims in the future. Likewise, the Company believes that it may have claims against other semiconductor companies should certain of its pending patents be favorably granted, but there can be no assurance thereof nor assurance that the Company could successfully exploit any potential claims against larger competitors.

        The Company assumed a license agreement related to a C program compiler for the ShBoom-architecture microprocessor from a third party and is currently negotiating amendments to such agreement to clarify the terms of future payments from licensing or sale of the compiler with the ShBoom technology. The loss or inability to use the compiler as contemplated could result in delays until equivalent technology could be identified and integrated. The Company has not yet adopted a position on whether or not it is obligated to pay certain royalties on the ShBoom technology specified in prior agreements between nanoTronics and previous inventors. Should the Company determine it is not obligated to make such royalty payments it may be subject to unindemnified claims relating to the failure to pay such royalties.

        Pursuant to the Assets Purchase Agreement and Plan of Reorganization (Agreement) between the Company, nanoTronics Corporation and Helmut Falk (Falk), the Company was the recipient of a number of warranties and indemnities. The Company believes nanoTronics Corporation has been or is in the process of liquidation and due to Mr. Falk's death in July 1995, the Company may be limited in its ability to obtain satisfaction should it have any future claims pursuant to the Agreement.

        The Company received notice of allowance on a U.S. patent application arising out of its GPR technology and the invention was classified secret by the U.S. Department of Defense prior to patent issuance. The Company has one patent pending in the United States on antennae technology related to its GPR technology. Although plans in this regard are not definite, the Company's intention is to apply for patents only as to selected aspects of the Company's GPR technology in order to reduce the risk of infringement or duplication by competitors. Considering the rapid advancements in the field of electronics generally, the Company believes that its interests will be best served by treating as trade secrets non-patented components or instrumentation groups used in some of its technologies. There are a large number of patents owned by others in the radar field generally and in the field of GPR specifically. Accordingly, although the Company is not aware of any possible infringement nor have any notices of claimed infringement been received, the Company may receive claims in the future.

        Certain base-ISDN software technology has been licensed to the Company by a third party. In addition to the protection afforded the Company through the ISDN technology license, if any, the Company has created its own software and hardware designs and intends to use copyright, trade secrets, software security measures and nondisclosure agreements to protect its proprietary technology and software. The Company has no patent applications pending with respect to its ISDN interface technology. Despite the Company's precautions, it may be possible for unauthorized third parties to copy aspects of, or otherwise obtain and use, the Company's ISDN technology and software without authorization. In addition, the Company cannot be certain that others will not develop substantially equivalent or superseding proprietary technology thereby substantially reducing the value of the Company's proprietary rights.

        There can be no assurance that any patents will issue from pending or future applications or that any patents that are issued will provide meaningful protection or other commercial advantage to the Company. Although the Company intends to protect its rights vigorously, there can be no assurance that these measures will be successful.

        The Company generally requires all its employees and consultants, including its management, to sign a non-disclosure and invention assignment agreement upon employment with the Company.

EMPLOYEES

        The Company currently has five full-time and one part-time research and development personnel and one full-time and one part-time administrative employees other than its executive officers, Mr. Norris and Mr. Putnam, who only devote part time to the affairs of the Company. The Company also engages additional consultants as needed from time to time. The Company has no other current plans to hire additional personnel except as a result of management identifying new development projects and as may be needed to support customers as revenues commence. The number of additional personnel that may be required in these areas is not presently determinable by management.

        The Company's future success depends in significant part upon the continued service of its key technical and senior management personnel. The competition for highly qualified personnel is intense and there can be no assurance that the Company will be able to retain its key managerial and technical employees or that it will be able to attract and retain additional highly qualified technical and managerial personnel in the future. None of the Company's employees is represented by a labor union and it considers its relations with its employees to be good.

GOVERNMENT REGULATION

        To the Company's knowledge, its intended products are not subject to governmental regulation by any federal, state or local agencies which would affect the manufacture, sale or use of its products. The Company cannot, of course, predict what sort of regulations of this type may be imposed in the future, but does not anticipate any unusual difficulties in complying with governmental regulations which may be adopted in the future. If any technical or rating standards of professional bodies (such as UL or SAE) are applicable to any equipment or components produced by the Company, it is management's intention to comply with such standards.

        The Company's proposed GPR device uses microwave radio waves. The use of such waves are regulated by the Federal Communications Commission (FCC) and should the Company elect to sell such devices the operation would have to meet applicable FCC rules and regulations. Management does not believe that the operation of the prototype on contract analysis projects would require FCC approval.

        The Company has not incurred costs associated with environmental laws and does not anticipate such laws will have any effect or costs on the future business proposed by the Company.

PROPERTIES

        Effective October 1, 1993, the Company entered into a three year lease with an unrelated party for approximately 4,300 square feet at a monthly rate of $3,500. This space at 12875 Brookprinter Place, Suite 300, contains approximately 3,100 square feet of improved space for office and technical personnel, and the balance is unimproved warehouse space being used as a testing and warehouse facility. Management believes this facility is adequate for the present needs of the Company for the next twelve months. Three research and development personnel are located in Los Gatos, California where they work from a residence office for which the Company pays $500 per month on a month to month basis.

                                   LITIGATION

        The Company is not a party to any material legal proceedings.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

        During the fiscal years ended May 31, 1994 and 1995 and the interim periods ended February 29, 1996 and February 28, 1995, the Company's operations consisted primarily of research and development activities towards the development of the ShBoom microprocessor technology, the CyberShark technology and the GPR prototype, administrative activities related towards financing and administrative operations and marketing expenditures incurred in initial phases of market exploration. The Company expended a total of $928,107 as research and development costs during the fiscal year ended May 31, 1995, primarily consisting of salaries and benefits and prototype materials and components. This was an increase of $188,384 over the amount of $739,723 incurred during the previous fiscal year, the increase resulting from personnel costs associated with four ShBoom-project engineers resulting in an increase of approximately $280,000 offset in part by a reduction of approximately $90,000 in GPR components and supplies.

        The Company expended a total of $725,596 as research and development costs during the nine months ended February 29, 1996 primarily consisting of personnel and consultancy costs. This is comparable to the $719,598 incurred for the nine months ended February 28, 1995.

        General and administrative costs were $925,084 during fiscal 1995 compared to $2,119,305 for fiscal 1994 which included a noncash compensation cost of $1,875,000 attributable to the release of 5,000,000 shares of common stock from escrow to Mr. Norris. These shares were previously issued in 1989, however, generally accepted accounting principles require the recording of noncash compensation expense computed as the difference in the fair value of the shares at release less the fair value at the date they were placed in escrow. The balance of general and administrative costs for fiscal 1994 were $244,305. The increase of $680,779 in fiscal 1995 compared to the adjusted 1994 total of $244,305 includes a $630,000 increase in amortization and depreciation including $612,333 amortization on purchased technology. The remaining increase is attributable to insurance, legal and accounting.

        General and administrative costs were $491,630 during the nine months ended February 29, 1996 compared to $285,539 for the comparable period of the prior year. The $206,091 increase consisted primarily of a $205,000 increase in consultancy costs with $187,500 paid in the third quarter through the issuance of 150,000 common shares pursuant to the Company's Employee Stock Compensation Plan. The Company expects general and administrative costs to return to prior levels in future quarters.

        The Company incurred $71,351 of marketing expenditures during the 1995 fiscal year and $53,458 for the prior fiscal year. The increase is attributable to increased marketing activities primarily consisting of personnel costs associated with technology demonstrations and market development. The Company incurred $83,539 of marketing expenditures during the nine months ended February 29, 1996 compared to $52,562 for the comparable period of the prior year. The increase resulted primarily from compensation expenses associated with initial marketing activities on the Company's ShBoom technology and the CyberShark ISDN product. The Company expensed $459,250 as amortization expense on purchased technology for the nine months ended February 29, 1996 and 1995.

        During fiscal 1995, the Company used cash of $1,221,735 in operating activities and $105,658 in investing activities for the purchase of equipment and patent costs. During the nine months ended February 29, 1996 the Company used cash of $958,983 in operating activities and $166,369 in investing activities for the purchase of equipment and software. The Company's emphasis on research and development activities related to developing its technologies is expected to continue during the next twelve months.

PLAN OF OPERATION FOR NEXT TWELVE MONTHS

        Since late 1989, the Company has been engaged in developing its technologies. The Company has not generated any operating revenues to date and there can be no assurance of future operating revenues. The Company's plan of operation for the next twelve months is to introduce ISDN products, introduce to market the second-generation of the ShBoom-architecture microprocessor, design future generations of the ShBoom and ISDN technologies and exploit the radar and antenna technology. To this end the Company anticipates continuing research and development expenditures at current levels during the next twelve months with a continued emphasis on ShBoom technology expenditures. There can be no assurance the Company will be successful in exploiting its technologies.

        At February 29, 1996, the Company had working capital of $854,018 compared to working capital of $1,111,772 at May 31, 1995. Cash on hand at February 29, 1996 was $830,289. Other than its obligation pursuant to the remaining term on a three year lease obligation aggregating $28,000 and an obligation for $50,000 upon a GPR prototype demonstration meeting specific criteria, the Company has no material commitments for capital or other expenditures. The Company has no other material sources of liquidity at this time. Based on the current fiscal year's rate of cash operating expenditures and current plans, management anticipates a base level of cash operating expenditures aggregating approximately $1,200,000 during the next twelve months. However, the Company believes it will incur additional minimal expenditures of approximately $50,000 on the ShBoom technology and $50,000 on the ISDN technology. Should revenues commence, the Company may require additional personnel and expenditures not currently estimable by management.

        In addition to the part-time services of two executive officers, the Company presently has five full-time and one part-time research and development employees and one full-time and one part-time administrative persons. Subject to availability of resources, management would like to hire one marketing executive and one software engineer. Other than attempting to fill these slots, management has no current plans to hire additional personnel during the next twelve months except in response to specific new development opportunities or funding, or as required to support contract or commercialization activities, if any. The Company has in the past and may also in the future engage outside consultants for specific development or marketing tasks. If any of the current technologies prove successful, then during the next twelve months the Company may require additional development, marketing and manufacturing personnel, the number dependent upon a variety of factors not presently determinable by management.

        The Company anticipates that it may require additional equipment, fabrication, components and supplies during the next twelve months, not included in the commitments outlined above, to continue development for the Company's technologies. Product introductions such as those contemplated for ISDN products and the PSC1000 microprocessor may require significant inventory and other expenditures not presently estimable by management. Further, if expanded development is commenced, or new generations of microprocessors or radar are accelerated beyond current plans, additional expenditures, not currently estimable by management, may be required.

        It is possible, therefore, that higher levels of expenditures may be required than currently contemplated by management resulting from changes in development plans or as required to support new developments or commercialization activities or otherwise.

        Based on the above factors including the current rate of expenditures and anticipated additional expenditures, the Company does not have sufficient funds for the next twelve months and will require funds from the sale of products or technology or from other sources or will be required to scale back or curtail certain activities. The minimum additional funding required for the next twelve months is estimated at approximately $500,000. Potential sources of future funds may include the sale of additional Company equity securities, some form of debt financing or the sale or licensing of certain of the Company's technologies. Should the warrants outstanding expiring in July and August 1996 be exercised in full the Company would realize $689,500 of gross proceeds. There can be no assurance that any funds required during the next twelve months or thereafter can be generated from operations or that such required funds will be available from the aforementioned or other potential sources. The lack of additional capital could force the Company to curtail or scale back operations and would therefore have an adverse effect on the Company's business. Further there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significantly dilutive effect on existing shareholders of the Company.

TAX LOSS CARRYFORWARDS

        As of February 29, 1996, the Company has approximately $3,697,000 of tax loss carryforwards. A valuation allowance has been recorded for the net deferred tax asset arising primarily from tax loss carryforwards because, in the Company's assessment, it is more likely than not that the deferred tax asset will not be realized.

NEW ACCOUNTING PRONOUNCEMENTS

        The Financial Accounting Standards Board has recently issued SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets" and SFAS No. 123, "Accounting for Stock Based Compensation." SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reported at the lower of the carrying amount or their estimated recoverable amount and the adoption of this statement by the Company is not expected to have a material impact on the financial statements. SFAS No. 123 encourages the accounting for stock-based employee compensation programs to be reported within the financial statements on a fair value based method. If the fair value based method is not adopted, then the statement requires pro forma disclosure of net income and earnings per share as if the fair value based method had been adopted. The Company has not yet determined how SFAS No. 123 will be adopted nor its impact on the financial statements. Both statements are effective for fiscal years beginning after December 15, 1995.

                                   MANAGEMENT

IDENTIFICATION OF DIRECTORS AND EXECUTIVE OFFICERS

        The current directors and executive officers of the Registrant, their ages, positions held in the Company and duration as such, are as follows:

       NAME              AGE        POSITION AND OFFICES          DIRECTOR SINCE
Elwood G. Norris          56     President, CEO and Director      August 1989
Robert Putnam             37     Secretary, Treasurer, Director   August 1989
Donald R. Bernier         53     Director                         January 1995
Richard D. McDaniel       70     Director                         December 1995
Peter vR. Cooper          39     Director                         January 1996

        The terms of all directors will expire at the next annual meeting of the Company's shareholders, or when their successors are elected and qualified. Directors are elected each year, and all directors serve one-year terms. Officers serve at the pleasure of the Board of Directors. No family relationship exists among the Company's management members.

BIOGRAPHICAL INFORMATION

        ELWOOD G. NORRIS. Mr. Norris has been a director of Patriot since 1989 and served as Chairman and CEO until June 1994. In June 1995 he was again appointed President and CEO due to the illness of Mr. Falk. Since March 1988 he has been a director of Norris Communications Corp. ("NCC"), a public company engaged in electronic product development, distribution and sales. Until October 1995, when he became Chief Technology Officer, he was also President of NCC. Since August 1980 he has also been a director of American Technology Corporation ("ATC"), a publicly held consumer electronics products company, and served as its President and CEO until February 1994. Mr. Norris is an inventor with over twenty U.S. patents primarily in the fields of electrical and acoustical engineering. He invented the base GPR technology and the classified technology owned by the Company. Mr. Norris devotes only part-time services to the Company.

        ROBERT PUTNAM. Mr. Putnam has been since 1989 Secretary and Treasurer of the Company. Since 1988 he has served as Secretary of NCC. Since 1984 he has been a director of ATC, where he served as Secretary/Treasurer from 1984 until February 1994 when he was appointed President and CEO. He received a B A. degree in Mass Communication/Advertising from Brigham Young University in 1983. Mr. Putnam devotes only part-time services to the Company.

        DONALD R. BERNIER. Mr. Bernier founded in 1971 Compunetics Incorporated, a Troy, Michigan-based electronics firm of which he is owner and President. Compunetics engages in contract research and development, specializing in microelectronics primarily for the automotive industry.

        RICHARD D. MCDANIEL. Mr. McDaniel retired as Chairman and CEO of The First National Bank of North East, Maryland in 1987. He is presently engaged in private investment banking and personal investments. Since 1960 he has been Chairman of McDaniel Enterprises, Inc., a Wilmington, Delaware based family holding company and since 1993 has been Chairman and owner of XRA, Ltd. and GP America, Inc., importers and distributors of medical X-ray film. In July 1995 he became Chairman of Smart Business Systems, a copier and facsimile equipment distributor. He graduated with a degree in Business from the University of Delaware in 1950.

        PETER VR. COOPER. Mr. Cooper has been an officer, director and owner of Virtual Research Corporation, a Westlake Village, California-based software firm since its founding in 1986. He is currently its President. Virtual Research Corporation provides hardware, software and consulting services to the insurance industry. Mr. Cooper previously held senior management systems positions at Delphi Systems Inc. and Promethean Systems Inc. both which supplied hardware, software and services to vertical market industries. Mr. Cooper received his B.A. Degree in Economics from the University of California at Los Angeles in 1979.

GENERAL CONFLICTS OF INTEREST

        Certain conflicts of interest now exist and will continue to exist between the Company and its officers and directors due to the fact that each has other employment or business interests to which he devotes some attention. Each officer and director is expected to continue to do so. The Company has not established policies or procedures for the resolution of current or potential conflicts of interest between the Company and its management or management-affiliated entities. There can be no assurance that members of management will resolve all conflicts of interest in the Company's favor. The officers and directors are accountable to the Company as fiduciaries, which means that they are legally obligated to exercise good faith and integrity in handling the Company's affairs. Failure by them to conduct the Company's business in its best interests may result in liability to them.

SPECIAL CONFLICTS OF INTEREST

        One of the Company's officers and directors, Mr. Robert Putnam, also acts as Secretary of NCC, a company controlled by Mr. Elwood Norris. See "Biographical Information" above. Mr. Putnam is also the president and chief executive officer of ATC. In this position he is subordinate to Mr. Norris. The possibility exists that these relationships will affect Mr. Putnam's independence as a director of the Company.

INDEMNIFICATION OF OFFICERS, DIRECTORS AND OTHERS

        As permitted by Delaware law, the Company's Certificate of Incorporation provides that the Company will indemnify its officers, directors, employees and agents against attorneys' fees and other expenses and liabilities they incur to defend, settle or satisfy any civil or criminal action brought against them arising out of their association with or activities on behalf of the Company unless, in any such action, they are adjudged to have acted with gross negligence or to have engaged in willful misconduct. The Company may also bear the expenses of such litigation for any such persons upon their promise to repay such sums if it is ultimately determined that they are not entitled to indemnification. Such expenditures could be substantial and may not be recouped, even if the Company is so entitled. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

EXCLUSION OF DIRECTOR LIABILITY

        Pursuant to the General Corporation Law of Delaware, the Company's Certificate of Incorporation excludes personal liability on the part of its directors to the Company for monetary damages based upon any violation of their fiduciary duties as directors, except as to liability for any breach of the duty of loyalty, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, acts in violation of Section 174 of the General Corporation Law of Delaware, or any transaction from which a director receives an improper personal benefit. This exclusion of liability does not limit any right which a director may have to be indemnified and does not affect any director's liability under federal or applicable state securities laws.

EXECUTIVE COMPENSATION

        There is shown below information concerning the compensation of the Company's chief executive officers (a Named Officer) for the fiscal year ended May 31, 1995. Compensation for the other four most highly compensated executive officers (also Named Officers) is not required nor presented as no such other executive officer's salary and bonus exceeded $100,000.

                                            Summary Compensation Table
                               Annual Compensation                Long-Term Compensation
                            --------------------------       ------------------------------
      Name and              Fiscal                              Options         All Other
Principal Position           Year     Salary     Bonus       (# of Shares)     Compensation
------------------          ------   --------   -------      --------------    ------------
Elwood G. Norris             1995     $43,599       Nil      None              None
 President and CEO(1)        1994     $42,000   $10,000      None              $1,875,000(2)
                             1993     $42,000       Nil      150,000 shares    None

Helmut Falk                  1995    $104,069       Nil      None              None
 Chairman, President and
 CEO(3)

        (1) Mr. Norris served as CEO from 1989 to June 1994, upon the appointment of Mr. Falk as Chairman, President and CEO. He was reappointed President and CEO on June 5, 1995 due to Mr. Falk's illness.

        (2) In 1989 the Company issued 5,000,000 common shares to Mr. Norris in connection with the acquisition of certain GPR radar technology. At the time of the acquisition the shares were recorded at nominal value and placed in escrow subject to performance based conditions. One condition of release was an independent valuation report to satisfy the valuation provisions which Mr. Norris provided to the Company for the release of all of the 5,000,000 common shares. However, the acquisition of the technology from nanoTronics resulted in a termination of the escrow and pursuant to the terms thereof the shares were released to Mr. Norris. In accordance with generally accepted accounting principles the Company recorded noncash compensation expense computed as the difference in the fair value of the shares at release less the fair value at the date they were placed in escrow for a total of $1,875,000.

        (3) Mr. Falk served as Chairman from June 1994 until his death on July 6, 1995. He also served as President and CEO from June 1994 to June 5, 1995.

        No Named Officer received any form of non-cash compensation from the Company in the fiscal year ended May 31, 1995 or currently receives any such compensation.

        The Company maintains employee benefits that are generally available to all Company employees, including medical, dental and life insurance benefits and a 401(k) retirement savings plan. There were no Company matching contributions under the 401(k) plan to the Named Officer during the fiscal year ended May 31, 1995.

OPTION GRANTS

        There were no stock option grants during fiscal 1995 pursuant to the Company's 1992 Incentive Stock Option Plan (the "ISO Plan") and the 1992 Non-Statutory Stock Option Plan or any other plan to the Named Officers reflected in the Summary Compensation Table shown above.

        Effective October 1, 1995, the Company established the 1995 Employee Stock Compensation Plan authorizing the grant of up to 250,000 common shares to provide a further means to support and increase the Company's ability to attract, retain and compensate persons in the development and success of the Company. Executive officers and directors are not eligible to receive shares under this plan. Through February 29, 1996 the Company had awarded 175,000 common shares pursuant to this plan.

        There were no options exercised by Named Officers during the fiscal year ended May 31, 1995. The Named Officers had no outstanding unexercised options at May 31, 1995.

        The Company has not awarded stock appreciation rights to any employee of the Company and has no long-term incentive plans, as that term is defined in Securities and Exchange Commission regulations (other than a $50,000 demonstration bonus payable to Mr. Norris upon successful demonstration of a prototype GPR device meeting specified performance criteria, see "Certain Transactions"). During the fiscal year ended May 31, 1995, the Company did not adjust or amend the exercise price of stock options awarded to any Named Officer.

COMPENSATION OF DIRECTORS

        No direct or indirect remuneration has been paid or is payable by the Company to the directors in their capacity as directors other than the granting of stock options. It is anticipated that during the next twelve months that the Company will not pay any direct or indirect remuneration to any directors of the Company in their capacity as directors other than in the form stock option grants or the reimbursement of expenses of attending directors' or committee meetings.

EMPLOYMENT CONTRACTS

        Mr. Norris may be entitled to future compensation pursuant to agreements described in "Certain Transactions". The Company has an employment agreement dated November 20, 1995 with Mr. Norris, the Company's President and CEO, for a three year term providing for a base salary of $60,000 with annual increases of 5% on each June 1. The agreement provides for a base salary reduction to $42,000 (adjusted for annual 5% increases) should a successor President and CEO be appointed by the Board of Directors and he remain an employee. The Company may terminate Mr. Norris' employment with or without cause, but termination without cause (other than disability or death) results in a lump sum severance payment of 24 months salary. Likewise upon a change in control, as defined in the agreement, Mr. Norris may elect to terminate employment and obtain a lump sum severance payment of 24 months salary.

                              CERTAIN TRANSACTIONS

        There were no transactions, or series of transactions, for fiscal 1994 or 1995, nor are there any currently proposed transactions, or series of transactions, to which the Company is a party, in which the amount exceeds $60,000, and in which to the knowledge of the Company any director, executive officer, nominee, five percent or greater shareholder, or any member of the immediate family of any of the foregoing persons, have or will have any direct or indirect material interest other than described below.

        Pursuant to an Assets Purchase Agreement and Plan of Reorganization ("Purchase Agreement") dated June 22, 1994 between the Company, nanoTronics Corporation (nanoTronics) and Helmut Falk (Falk), the Company issued a total of 10,000,000 restricted common shares to nanoTronics, 5,000,000 of which are a contingent payment subject to the terms of an earnout escrow. These shares were issued in consideration of technology acquired.

        NanoTronics was formed in 1991 and acquired certain base technology for a RISC-based (Reduced Instruction Set Computing) 32-bit microprocessor integrated on a single chip with merged stack/register architecture. NanoTronics expended in excess of $1.9 million (unaudited) while engaged in development and produced from the basic architecture an enhanced chip (ShBoom-architecture microprocessor). In connection with the acquisition, the Company also acquired certain fixed assets including a Sun Sparc 2 Work Station and various terminals, peripheral devices and software. A majority of the expenditures by nanoTronics consisted of chip and related software development costs. The result of these efforts was a successful initial fabrication of the chip in early 1994 demonstrating technical feasibility of the ShBoom architecture. nanoTronics also expended funds on the preparation and prosecution of patent applications.

        The shares were issued to nanoTronics of which Falk was the sole shareholder. Although 5,000,000 of the shares issued are subject to the terms of an earnout escrow, as more fully described below, the shares are issued for the purpose of dividends and voting. Prior to the transaction, Mr. Falk was an unaffiliated person with respect to the Company. At the time of issuance the 10,000,000 common shares represented approximately 36% of the total issued and outstanding shares of the Company.

        Although the transaction did not result in a majority change in the board of directors of the Company, or a majority change in stock ownership of Company, the issuance of new stock resulted in a large percentage ownership controlled by one entity with the ability to have significant influence over the Company's future affairs.

        Pursuant to the terms of the Purchase Agreement, 5,000,000 of the common shares were issued to nanoTronics pursuant to an earnout escrow arrangement as a contingent purchase price. The terms of the escrow arrangement, as defined in the Purchase Agreement, provides for the release from escrow of 500,000 common shares for each $500,000 of Patriot revenues commencing June 1, 1994 and ending May 31, 1999. The Purchase Agreement also provides for release on other major corporate events including a sale of substantially all the assets of the Company, certain mergers, combinations or consolidations, certain tender offers and upon a liquidation or dissolution. Any shares not earned by May 31, 1999 would be canceled. The shares may be sold, assigned or transferred within the escrow arrangement but would still be subject to the escrow terms.

        Pursuant to the Purchase Agreement, Mr. Falk was to be entitled, for his efforts in negotiating an agreement within 24 months of the date of the Purchase Agreement (effectively terminating June 22, 1996), to a payment of 50% of any up-front license fees and 50% of the first five years of royalties under the first agreement and 25% of any up-front license fees and 25% of the first five years of royalties pursuant to the second agreement, respectively, of any net license and royalty proceeds from the license of the ShBoom technology to two specific prospective licensees, in any order. There is no assurance either prospective licensee will license the ShBoom technology within 24 months. Due to Mr. Falk's death, it is unclear whether his legal representatives can perform under the agreement or if they performed, whether the Company would be obligated to make payments. Based on the stage of negotiations known to management, it appears unlikely that a license agreement will result with either party prior to June 22, 1996 and accordingly it is unlikely that any prospective payments will be due.

        The Company has granted certain registration and information rights with respect to the shares issued to nanoTronics, such rights being assignable to Falk and the Fish Family Trust (such trust having certain rights to become a shareholder in nanoTronics). The Company has been advised that nanoTronics has been liquidated with the 10,000,000 shares in the process of being transferred to the Helmut Falk Family Trust. The Company has not determined whether the Helmut Falk Family Trust is entitled to the same registration rights. Should the agreement still be effective, the Company is obligated to use its best efforts to effect a registration upon written request up to two times subject to certain limitations. The Company is also obligated to include the shares, subject to certain limitations, in any underwriting and in any other registration filed by the Company.

        Under the terms of an Agreement to Exchange Technology for Stock dated August 8, 1989 between Mr. Norris and the Company, Mr. Norris is entitled to a royalty equal to two and one-half percent (2.5%) of the gross revenues received by the Company directly or indirectly from exploitation of its GPR technology (up to a maximum royalty of $400,000), against which royalty an advance payment of $17,000 already has been made. Mr. Norris also is entitled to a cash bonus of $50,000 within 45 days after the Company successfully demonstrates a working prototype of a GPR unit meeting specified performance criteria and a request for such bonus is made to the Board of Directors and approved.

        Mr. Norris provided the Company with an independent valuation report to satisfy the valuation provisions of the Share Escrow Agreement dated August 10, 1989 for the release of all of the 5,000,000 common shares of the Company therein. However, pursuant to the terms of the Agreement to Exchange Technology for Stock dated August 8, 1989, the acquisition of the technology from nanoTronics as described above resulted in a termination of the Share Escrow Agreement and pursuant to the terms thereof the shares were released to Mr. Norris on July 8, 1994.

                             PRINCIPAL SHAREHOLDERS

        The following table sets forth, as of February 29, 1996, the stock ownership of each officer and director of the Company, of all officers and directors of the Company as a group, and of each person known by the Company to be a beneficial owner of 5% or more of its Common Stock. Except as otherwise noted, each person listed below is the sole beneficial owner of the shares and has sole investment and voting power as such shares. No person listed below has any option, warrant or other right to acquire additional securities of the Company, except as otherwise noted.

                    Name and Address                      Amount & Nature
 Title                of Beneficial                        of Beneficial        Percent
of Class                  Owner                               Ownership         of Class
--------            ----------------                      ---------------       --------
Common stock        nanoTronics, Inc.                       10,000,000(1)         34.3%
par value           attn: Gloria Felcyn, CPA
$.00001             14395 Saratoga Ave., Suite 110
                    Saratoga, California 95070

SAME                Elwood G. Norris                         4,720,000            16.2%
                    12875 Brookprinter Place #300
                    Poway, California 92064

SAME                Richard D. McDaniel                      1,000,000(2)(3)       3.4%
                    12875 Brookprinter Place, #300
                    Poway, California 92064

SAME                Robert Putnam                              116,666 (4)          *
                    12875 Brookprinter Place, #300
                    Poway, California 92064

SAME                Donald R. Bernier                           50,000 (5)          *
                    12875 Brookprinter Place #300
                    Poway, California 92064

SAME                Peter vR. Cooper                           None                 --
                    12875 Brookprinter Place #300
                    Poway, California 92064

                    All directors & officers                 5,886,666 (6)        19.7%
                     as a group (5 persons)

        * Less than 1%.

        (1) These shares have been issued but 5,000,000 are subject to an escrow arrangement as described in "Certain Transactions" below. The shares were originally issued to nanoTronics in connection with the ShBoom technology acquisition. The Company has been advised by the transfer agent that it is in the process of transferring these shares to the Helmut Falk Family Trust, Gloria Felcyn, Trustee. The Company has no information on the beneficial control of these shares.

        (2) Consists of 500,000 common shares and 500,000 shares issuable upon the exercise of a warrant. The shares and warrant are held by Sea Ltd., a corporation over which Mr. McDaniel may direct certain voting and investment powers. The 500,000 common shares are being registered hereby (see "Selling Shareholders").

        (3) Mr. McDaniel is pursuing a claim against the Falk estate pursuant to a written agreement with Mr. Falk pursuant to which he believes he is entitled to 5% of Patriot common shares (representing 250,000 shares held outside of escrow and 250,000 shares held in escrow for a total of 500,000 common shares) held by nanoTronics (see 1). The additional 500,000 shares are not included in Mr. McDaniel's holdings described herein since he cannot presently exert investment or voting control over the shares and there can be no assurance he will prevail in his claim or in the event he should prevail that the claim will not be settled in other amounts or for consideration other than Patriot shares.

        (4) Includes 100,000 shares issuable upon the exercise of outstanding stock options.

        (5) Consists entirely of shares issuable upon the exercise of outstanding stock options.

        (6) Includes 5,236,666 shares issued and outstanding and 650,000 shares issuable upon exercise of stock options and warrants.

                       TRADING MARKET AND RELATED MATTERS

        The Company's Common Stock is traded in the over-the-counter market and is quoted on the OTC Electronic Bulletin Board maintained by the National Association of Securities Dealers, Inc., under symbol PTSC. The following table sets forth the high and low bid quotations for the Common Stock for the fiscal years ended May 31, 1995 and 1994 and the first three fiscal quarter of the current fiscal year.

                                                             BID QUOTATIONS
                                                       -------------------------
                                                       HIGH             LOW

        Fiscal Year Ending May 31, 1996
          First Quarter                                $0.35            $0.125
          Second Quarter                               $0.76            $0.22
          Third Quarter                                $3.53125         $0.46875
        Fiscal Year Ended May 31, 1995
          First Quarter                                $0.72875         $0.125
          Second Quarter                               $0.44            $0.125
          Third Quarter                                $0.44            $0.094
          Fourth Quarter                               $0.31            $0.094
        Fiscal Year Ended May 31,1994
          First Quarter                                $1.31            $0.56
          Second Quarter                               $1.25            $0.50
          Third Quarter                                $0.81            $0.375
          Fourth Quarter                               $0.625           $0.25

        The above quotations reflect inter-dealer prices, without retail markup, mark-down or commission and may not represent actual transactions. The Company had approximately 151 shareholders of record as of February 29, 1996, which number does not include shareholders whose shares are held in street or nominee names.

                            DESCRIPTION OF SECURITIES

        The authorized capital stock of the Company consists of 40,000,000 shares of Common Stock, $.00001 par value per share. There are no preferred shares authorized.

        At February 29, 1996, a total of 29,165,392 Common Shares were issued and outstanding. The holders of Common Stock are entitled to one vote for each share held. The affirmative vote of a majority of votes cast at a meeting which commences with a lawful quorum is sufficient for approval of most matters upon which shareholders may or must vote, including the questions presented for approval or ratification at the Annual Meeting. However, removal of a director from office or repeal of the certificate of incorporation in its entirety require the affirmative vote of a majority of the total voting power for approval, and certain other matters (such as shareholder amendment of the bylaws, and amendment, repeal or adoption of any provision inconsistent with provisions in the certificate of incorporation regarding indemnification of directors, officers and others, exclusion of director liability, and the Company's election not to be governed by statutory provisions concerning business combinations with interested shareholders) require the affirmative vote of two-thirds of the total voting power for approval. Common Shares do not carry cumulative voting rights, and holders of more than 50% of the Common Stock have the power to elect all directors and, as a practical matter, to control the Company. Holders of Common Stock are not entitled to preemptive rights, and the Common Stock is not subject to redemption.

        A special meeting of shareholders may be called by or at the request of the Chairman of the Board, the President or any two directors, and at the request of persons owning in the aggregate not less than 20% of the issued and outstanding Common Shares entitled to vote in elections for directors. Holders of Common Stock are entitled to receive, pro rata, dividends when and as declared by the Board of Directors out of funds legally available therefor. Upon liquidation, dissolution or winding-up of the Company, holders of Common Stock are entitled to share ratably in the Company's assets legally available for distribution to its shareholders.

        Interwest Transfer Company, Inc., 1981 East 4800 South, Suite 100, Salt Lake City, Utah 84117, acts as transfer agent and registrar for the Common Stock of the Company. Their telephone number is (801) 272-9294.

        Dividend Policy. The declaration and payment of dividends on Common Shares is at the absolute discretion of the Company's Board of Directors and will depend, among other things, on the Company's earnings, financial condition and capital requirements. The Company has not paid any cash dividends to date, and no cash dividends will be declared or paid on the common stock of the Company in the foreseeable future.

                                  LEGAL MATTERS

        Certain legal matters in regard to the securities offered hereby will be passed upon for the Company by Brasher & Company, Attorneys at Law, 90 Madison Street, Suite 707, Denver, Colorado 80206.

                                     EXPERTS

        The financial statements of the Company included in the Prospectus and Registration Statement for the fiscal years ended May 31, 1995 and 1994, respectively, have been audited by BDO Seidman, LLP, independent certified public accountants, as set forth in their report appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in accounting and auditing. The unaudited financial statements for the nine-month periods ended February 29, 1996 and February 28, 1995 have not been audited or reported upon by such firm.

                         PATRIOT SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                          INDEX TO FINANCIAL STATEMENTS

                                                                                       Page
Audited Financial Statements:

         Report of Independent Certified Public Accountants                            F-2

         Balance Sheet as of May 31, 1995                                              F-3

         Statements of Operations for the Years Ended May 31, 1995                     F-4
           and 1994 and for the period from June 10, 1987 (beginning of the development stage) to May 31, 1995

         Statements of Stockholders' Equity for the Years Ended                        F-5
           May 31, 1995 and 1994 and for the period from June 10, 1987
           (beginning of the development stage) to May 31, 1995

         Statements of Cash Flows for the Years Ended May 31, 1995                     F-6
           and 1994 and for the period from June 10, 1987 (beginning of the development stage) to May 31, 1995

         Summary of Accounting Policies                                                F-7

         Notes to Financial Statements                                                 F-9

Unaudited Interim Financial Statements:

         Balance Sheet as of February 28, 1996                                         F-16

         Statements of Operations for the nine months ended February
           29, 1996 and February 28, 1995 and cumulative from
           inception to February 29, 1996 (unaudited)                                  F-17

         Statements of Cash Flows for the nine months ended February
           28, 1996 and February 28, 1995 and cumulative from
           inception to February 29, 1996 (unaudited)                                  F-18

         Notes to Interim Financial Statements                                         F-19

Report of Independent Certified Public Accountants


To the Stockholders and Board of Directors
Patriot Scientific Corporation
Poway, California

We have audited the accompanying balance sheet of Patriot Scientific Corporation (a development stage company) as of May 31, 1995 and the related statements of operations, stockholders' equity and cash flows for each of the years in the two year period ended May 31, 1995 and for the period from June 10, 1987 (beginning of the development stage) to May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of Patriot Scientific Corporation as of May 31, 1995, and the results of its operations and its cash flows for each of the years in the two year period ended May 31, 1995 and for the period from June 10, 1987 (beginning of the development stage) to May 31, 1995 in conformity with generally accepted accounting principles.

As discussed in Note 8 to the financial statements, certain amounts previously capitalized as purchased technology as of May 31, 1994, were adjusted during the current year. Accordingly, the 1994 financial statements have been restated.



                                               BDO Seidman, LLP

Denver, Colorado
July 14, 1995

                                                  PATRIOT SCIENTIFIC CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                                   BALANCE SHEET

================================================================================

May 31,                                                                1995
-------------------------------------------------------------------------------
ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                                         $ 1,105,641
  Prepaid expenses                                                       62,500
-------------------------------------------------------------------------------
Total current assets                                                  1,168,141
-------------------------------------------------------------------------------

PROPERTY AND EQUIPMENT, net (Note 1)                                    213,535

PURCHASED TECHNOLOGY, net of accumulated
  amortization of $612,333 (Note 2)                                   1,224,667

OTHER ASSETS                                                             44,843
-------------------------------------------------------------------------------
                                                                    $ 2,651,186
===============================================================================

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
  Accounts payable                                                  $    50,204
  Accrued liabilities                                                     6,165
-------------------------------------------------------------------------------
Total current liabilities                                                56,369
-------------------------------------------------------------------------------

COMMITMENTS AND CONTINGENCIES (Notes 2 and 5)

STOCKHOLDERS' EQUITY (Notes 2 and 3):
  Common stock $.00001 par value; 40,000,000
   shares authorized: issued and outstanding, 27,762,226                    278
  Additional paid-in capital                                          8,019,340
  Deficit accumulated during the development stage                   (5,424,801)
-------------------------------------------------------------------------------
Total stockholders' equity                                            2,594,817
-------------------------------------------------------------------------------
                                                                    $ 2,651,186
===============================================================================

                             See accompanying summary of accounting policies and
                                                  notes to financial statements.

                                                  PATRIOT SCIENTIFIC CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                        STATEMENTS OF OPERATIONS
================================================================================

                                                                                 Development
                                                                                    Stage
Year Ended May 31,                                     1995             1994    Cumulative(a)
--------------------------------------------------------------------------------------------
REVENUES -
  Interest income                               $    86,306      $    64,196     $   164,581
--------------------------------------------------------------------------------------------

EXPENSES:
  Research and development                          928,107          739,723       2,091,955
  Sales and marketing                                71,351           53,458         202,629
  General and administrative (Note 2)               925,084        2,119,305       3,294,798
--------------------------------------------------------------------------------------------

Total expenses                                    1,924,542        2,912,486       5,589,382
--------------------------------------------------------------------------------------------

Net loss                                        $(1,838,236)     $(2,848,290)    $(5,424,801)
============================================================================================
NET LOSS PER SHARE OF COMMON STOCK              $      (.08)     $      (.25)
============================================================================
WEIGHTED AVERAGE NUMBER OF COMMON
  SHARES OUTSTANDING                             22,762,226       11,602,304
============================================================================

                             See accompanying summary of accounting policies and
                                                  notes to financial statements.


(a) Cumulative from June 10, 1987 (beginning of the development stage) to May 31, 1995.

                                                  PATRIOT SCIENTIFIC CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                              STATEMENTS OF STOCKHOLDERS' EQUITY

================================================================================

Years Ended May 31, 1995 and 1994 and Period from June 10, 1987 (beginning of the development stage) to May 31, 1995

                                                                                    Deficit
                                                                                  Accumulated
                                             Common Stock           Additional    During the          Total
                                        -----------------------       Paid-in     Development    Stockholders'
                                         Shares        Amount         Capital        Stage           Equity
--------------------------------------------------------------------------------------------------------------
BALANCE, June 10, 1987                          -    $        -    $        -     $         -     $          -

  Issuance of common stock
   for cash at $.003 per share          1,433,334            14         5,236               -            5,250
  Common stock issued for
   services at $.30 and $.014
   per share                              253,290             3         9,277               -            9,280
  Issuance of common stock
   in public offering for
   cash at $.06 per unit,
   net of offering costs                  833,333             8        20,152               -           20,160
  Common stock issued for
   technology                           5,000,000            50           100               -              150
  Contributed capital                           -             -       100,000               -          100,000
  Issuance of common stock
   in private offering for
   cash at $.30 per unit,
   net of offering costs                2,629,167            26       768,337               -          768,363
  Exercise of warrants at $.30
   per share, net of offering
   costs (Note 3)                       3,721,518            38     1,070,007               -        1,070,045
  Net loss                                      -             -             -        (738,275)        (738,275)
--------------------------------------------------------------------------------------------------------------

BALANCE, May 31, 1993                  13,870,642           139     1,973,109        (738,275)       1,234,973

  Exercise of warrants at $.30
   and $.60 per share (Note 3)          3,816,584            38     2,273,832               -        2,273,870
  Common stock issued for services
   at $.30 per share                       75,000             1        22,499               -           22,500
  Common stock issued for
   technology at $.38 per
   share (Note 2)                      10,000,000           100     1,874,900               -        1,875,000
  Cost of purchased
   technology at $.38
   per share (Note 2)                           -             -     1,875,000               -        1,875,000
  Net loss                                      -             -             -      (2,848,290)      (2,848,290)
--------------------------------------------------------------------------------------------------------------

Balance, May 31, 1994                  27,762,226           278     8,019,340      (3,586,565)       4,433,053

  Net loss                                      -             -             -      (1,838,236)      (1,838,236)
--------------------------------------------------------------------------------------------------------------

Balance, May 31, 1995                  27,762,226    $      278    $8,019,340     $(5,424,801)    $  2,594,817
==============================================================================================================

                             See accompanying summary of accounting policies and
                                                  notes to financial statements.

                                                  PATRIOT SCIENTIFIC CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                        STATEMENTS OF CASH FLOWS

================================================================================
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

                                                                                           Development
                                                                                              Stage
Year Ended May 31,                                               1995             1994    Cumulative(a)
------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net loss                                                $(1,838,236)     $(2,848,290)    $(5,424,801)
  Adjustments to reconcile net loss
   to cash used in operating activities:
     Depreciation and amortization                            696,175           36,595         748,656
     Common stock issued for services                               -           22,500          28,930
     Stock compensation cost (Note 2)                               -        1,875,000       1,875,000
     Changes in:
       Other assets                                           (60,400)             (17)        (62,417)
       Accounts payable                                        19,058           (8,022)         50,204
       Accrued liabilities                                    (38,332)          38,547           6,165
------------------------------------------------------------------------------------------------------
Net cash used in operating activities                      (1,221,735)        (883,687)     (2,778,263)
------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES:
  Purchase of property and equipment                          (64,265)        (150,183)       (310,002)
  Organization costs paid                                           -                -          (1,939)
  Patent costs paid                                           (41,393)               -         (44,843)
------------------------------------------------------------------------------------------------------
Net cash used in investing activities                        (105,658)        (150,183)       (356,784)
------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES:
  Proceeds from exercise of common stock warrants                   -        2,273,870       3,343,915
  Proceeds from issuance of common stock                            -                -         896,773
------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                           -        2,273,870       4,240,688
------------------------------------------------------------------------------------------------------

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS           (1,327,393)       1,240,000       1,105,641

CASH AND CASH EQUIVALENTS, beginning of year                2,433,034        1,193,034               -
------------------------------------------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, end of year                    $ 1,105,641      $ 2,433,034     $ 1,105,641
======================================================================================================

                             See accompanying summary of accounting policies and
                                                  notes to financial statements.



(a) Cumulative from June 10, 1987 (beginning of the development stage) to May 31, 1995.

                                                  PATRIOT SCIENTIFIC CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                  SUMMARY OF ACCOUNTING POLICIES

================================================================================

DEVELOPMENT STAGE COMPANY

Patriot Financial Corporation was incorporated on June 10, 1987. The Company is engaged in the development of sensing and computer processing technology ("GPR technology") and semiconductor microprocessor technology ("the ShBoom") and Integrated Services Digital Network ("ISDN") product technology. The Company is considered to be in the development stage, as it is devoting substantially all of its efforts to establishing a new business and raising capital.

The Company's plan of operation for the next twelve months is to complete and introduce to market the ShBoom, introduce to market an ISDN terminal adapter, obtain a strategic partner to commercialize the GPR technology and to design improved versions of the Company's technologies. Management anticipates a base level of expenditures aggregating approximately $1,000,000 during the next twelve months plus additional expenditures of $200,000 on existing technologies. Upon commencement of significant revenues, the Company may require additional personnel and resources, which currently, are not estimable by management. Therefore, the Company believes it may require funds from the sale of products or technology or from other sources within the next twelve months.

CONCENTRATIONS OF CREDIT RISK

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash equivalents.

The Company's cash equivalents are placed in high quality money market accounts with major financial institutions. The investment policy limits the Company's exposure to concentrations of credit risk. Such deposit accounts at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are stated at cost. Depreciation is computed over the estimated useful life of three to five years using the straight line method.

                                                  PATRIOT SCIENTIFIC CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                  SUMMARY OF ACCOUNTING POLICIES

================================================================================

PURCHASED TECHNOLOGY

In accordance with the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 4, "Applicability of FASB Statement No. 2 to Business Combinations Accounted for by the Purchase Method", purchased semiconductor microprocessor technology that is determined to have alternative future uses is capitalized at cost. Effective June 1, 1994, the Company began amortizing such technology using the straight-line method over its estimated useful life of three years (See Notes 2 and 8).

Purchased technology is assessed periodically for impairment. The amount of impairment, if any, is charged to operations. The Company recovers its investments in purchased technology based upon net cash flows from future sales and license agreements.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are expensed as incurred.

INCOME TAXES

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109 ("FASB No. 109"). Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the financial statements that will result in taxable or deductible amounts in future years.

NET LOSS PER SHARE

Net loss per common share is based on the weighted average number of shares outstanding during each period presented. Options to purchase stock are included as common stock equivalents, when dilutive. Outstanding shares of common stock held in escrow whose release are dependant upon the attainment of future earnings or other events are not considered outstanding for purposes of the calculation of net loss per share until such shares are released from escrow (See Note 2).

STATEMENT OF CASH FLOWS

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

                                                  PATRIOT SCIENTIFIC CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

1.   PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at May 31, 1995:


-------------------------------------------------------------------------------
Laboratory equipment                                                  $ 158,730
Computer equipment and software                                         155,799
Furniture and fixtures                                                   20,409
Vehicles                                                                 13,064
-------------------------------------------------------------------------------

                                                                        348,002
Less accumulated depreciation                                          (134,467)
-------------------------------------------------------------------------------

Net property and equipment                                            $ 213,535
===============================================================================

Depreciation expense was approximately $83,800 and $36,600 for the years ended May 31, 1995 and 1994.

2.   PURCHASED TECHNOLOGY

SEMICONDUCTOR MICROPROCESSOR TECHNOLOGY

Effective May 31, 1994, the Company acquired certain proprietary semiconductor microprocessor technology (the "ShBoom Chip") and related computer software from a corporation in exchange for 10,000,000 restricted shares of the Company's common stock (5,000,000 of which are in escrow subject to release as discussed below).

The cost of this technology of $1,875,000 was based upon the estimated current fair market value of the 5,000,000 non-contingent shares of the Company's common stock issued under this agreement. The remaining 5,000,000 shares issued for this technology are subject to an earnout escrow arrangement. As such, when the escrowed shares are earned, they will be charged to compensation in a manner similar to a variable stock option plan. The terms of the escrow arrangement provide for the release from escrow of 500,000 shares for each $500,000 of revenues earned by the Company during the period from June 1, 1994 through May 31, 1999. Additionally, this agreement also provides for the release of these shares upon the occurrence of certain defined major corporate events. Any of the contingent shares not released by May 31, 1999 would be returned to the Company and canceled.

                                                  PATRIOT SCIENTIFIC CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

The terms of the above purchase agreement contain a provision that if rights to the technology are licensed to certain entities, then the Company may be required to make certain payments. Such payments, as defined in the agreement, are based upon up-front license fees received and any royalties for a period of five years. As of May 31, 1995 no amounts have been paid nor are due.

SENSING AND COMPUTER PROCESSING TECHNOLOGY

Effective August 8, 1989, the Company acquired certain proprietary sensing and computer processing technology ("GPR technology) from a current director of the Company, primarily in exchange for 5,000,000 shares of the Company's common stock. Such shares were subject to an escrow agreement and were releasable to the director under various specified conditions including the Company's subsequent merger or business combination with any third party.

As a result of the Company's acquisition of the ShBoom, these 5,000,000 shares were released to the director and the escrow agreement was terminated. Effective May 31, 1994, additional cost totalling $1,875,000 of this previously purchased GPR technology was recorded as compensation expense due to the release of the 5,000,000 shares. Such cost was based upon the estimated current fair market value of the Company's common stock.

Additionally, under the terms of the agreement to acquire the GPR technology, the director is to be paid a royalty equal to 2.5% of all gross revenues received from the GPR technology, up to a maximum of $400,000. The director also is to receive a $50,000 bonus upon the successful demonstration of a working prototype of the technology meeting specified performance criteria. As of May 31, 1995 no amounts were due under this agreement, however an advance of $17,000 against the royalty was paid at inception of the agreement. Also see
Note 8.

                                                  PATRIOT SCIENTIFIC CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

3.   STOCKHOLDERS' EQUITY

COMMON STOCK

During fiscal 1994 the Company issued 75,000 shares of common stock valued at the discounted estimated fair market value of $.30 per share in exchange for investment banking services. See Note 2 for additional fiscal 1994 common stock transactions.

WARRANTS

In connection with certain public and private offerings of common stock and capital contributions made to the Company, the Company had outstanding a total of 3,815,803 Class A Warrants. Each Class A Warrant provided the right to purchase one share of common stock and one Class B Warrant at an exercise price of $.30. During fiscal 1994 and 1993 a total of 3,775,251 Class A Warrants were exercised providing net proceeds of $1,086,165. The Class A Warrants primarily expired May 31, 1993.

In connection with the exercise of the Class A Warrants, 3,775,251 Class B Warrants were issued. The Company's Class B Warrants provided the right to purchase one share of common stock at an exercise price of $.60. During fiscal 1994 a total of 3,762,851 Class B Warrants were exercised, providing net proceeds of $2,257,750. The Class B Warrants expired on September 30, 1993.

1992 INCENTIVE STOCK OPTION PLAN ("ISO")

The Company has an ISO Plan, expiring May 20, 2002, reserving for issuance 750,000 shares of the Company's common stock. The ISO Plan provides for grants to either full or part time employees, at the discretion of the Board of Directors, options to purchase common stock of the Company at a price not less than the fair market value of the shares on the date of grant. In the case of a significant stockholder, the option price of the share is not less than 110 percent of the fair market value of the share on the date of grant. Any options granted under the ISO Plan must be exercised within ten years of the date they were granted (five years in the case of a significant stockholder). As of May 31, 1995, there were options outstanding covering 425,000 shares of common stock at prices ranging from $.50 to $.875 per share expiring in 1997.

                                                  PATRIOT SCIENTIFIC CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

1992 NON-STATUTORY STOCK OPTION PLAN ("NSO")

The Company has an NSO Plan, expiring May 20, 2002, reserving for issuance 750,000 shares of the Company's common stock. The NSO Plan provides for grants to either full or part time employees, at the discretion of the Board of Directors, options to purchase common stock of the Company at a price not less than the fair market value of the shares on the date of grant. Any options granted under the NSO Plan must be exercised within ten years of the date they were granted. As of May 31, 1995, there were options outstanding covering 620,000 shares of common stock at prices ranging from $.370 to $.875 per share expiring beginning 1996 through 1998.

4.   INCOME TAXES

As of May 31, 1995 the net deferred tax asset recorded and its approximate tax effect consists of the following.


-------------------------------------------------------------------------------
Net operating loss carryforwards                                    $   849,000
Purchased technology                                                    208,000
Other                                                                    80,000
-------------------------------------------------------------------------------
                                                                      1,137,000
Valuation allowance                                                  (1,137,000)
-------------------------------------------------------------------------------
Net deferred tax asset                                              $         -
===============================================================================

As of May 31, 1995, a valuation allowance equal to the net deferred tax asset recognized has been recorded, as it was determined that it is more likely than not that the deferred tax asset will not be realized.

At May 31, 1995 the Company has net operating loss carryforwards of approximately $2,497,000 which expire through 2010 and are subject to certain limitations under the Internal Revenue Code of 1986, as amended.

                                                  PATRIOT SCIENTIFIC CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

5.    COMMITMENT

OPERATING LEASE

The Company leases office and warehouse space under a non-cancelable operating lease at $3,500 per month through September 1996. Rent expense for the years ended May 31, 1995 and 1994 was $51,200 and $56,400. As of May 31, 1995 future minimum lease payments under this operating lease agreement are as follows:
$42,000 in 1996 and $14,000 in 1997.

6.    PROFIT-SHARING PLAN

Effective July 1, 1993, the Company adopted a savings and profit-sharing plan which allows participants to make contributions by salary reduction pursuant to
Section 401(k) of the Internal Revenue Code. The Company matches contributions at 20% of the employee's contribution up to 6% of the employee's salary. The Company contributions are vested 20% per year beginning with the first year of service. The Company's contributions to the plan were $1,200 and $1,500 in fiscal 1995 and 1994.

7.    SUPPLEMENTAL CASH FLOW INFORMATION

Noncash investing and financing activities are summarized as follows:

                                                           1995             1994
--------------------------------------------------------------------------------
Issuance of common stock as a
 preferential distribution in
 exchange for ShBoom Chip
 technology                                       $          -        $1,875,000
================================================================================

Additional cost of purchased
 GPR technology                                   $          -        $1,875,000
================================================================================

Common stock issued for
 services                                         $          -        $   22,500
================================================================================

                                                  PATRIOT SCIENTIFIC CORPORATION
                                                   (A DEVELOPMENT STAGE COMPANY)

                                                   NOTES TO FINANCIAL STATEMENTS

================================================================================

8.   RESTATEMENT OF 1994 FINANCIAL STATEMENTS

Certain amounts previously capitalized as purchased technology as of May 31, 1994, were adjusted during the current year (see Note 2). Accordingly, the Company restated its 1994 Financial Statements. Purchased technology, total assets and total stockholders' equity at May 31, 1994 were decreased by $1,125,000 as adjustments; 1) to expense, as compensation, the additional cost of the previously purchased and capitalized GPR technology and 2) to capitalize additional costs for the ShBoom Chip technology due to a revision in the fair market per share price used for the common stock issued under that agreement. As a result of this restatement, the 1994 net loss was also increased by $1,875,000 or $.17 per share.

                         PATRIOT SCIENTIFIC CORPORATION
                          (A Development Stage Company)


                     Unaudited Interim Financial Statements


                                February 29, 1996

                         PATRIOT SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                                  BALANCE SHEET
                                   (Unaudited)

                                     ASSETS

                                                                    February 29,
                                                                        1996
Current Assets
     Cash and cash equivalents                                      $   830,289
     Inventories                                                        148,426
     Prepaid expenses and other                                          18,281
                                                                    -----------
                                                                        996,996

Property and Equipment - net                                            282,078

Purchased Technology - net                                              765,417

Other Assets                                                             38,932
                                                                    -----------
     Total Assets                                                   $ 2,083,423
                                                                    ===========


                      LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities
     Accounts payable and accrued liabilities                       $   142,978

Stockholders' Equity
     Common stock $.00001 par value; authorized
       40,000,000 shares; 29,165,392 shares
       issued and outstanding                                               292
     Additional paid-in capital                                       9,099,376
     (Deficit) accumulated during the
       development stage                                             (7,159,223)
                                                                    -----------
                                                                      1,940,445
                                                                    -----------
     Total Liabilities and Stockholders' Equity                     $ 2,083,423
                                                                    ===========



                   See notes to interim financial statements.

                         PATRIOT SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                            STATEMENTS OF OPERATIONS
                                   (Unaudited)



                                                                     Inception
                                       Nine Months Ended          (June 10, 1987)
                                   February 29,    February 28,   to February 29,
                                      1996             1995            1996

Revenues
     Interest                      $     25,593    $     67,432    $    190,174

Expenses
     Research and development           725,596         719,598       2,817,551
     Sales and marketing                 83,539          52,562         286,168
     General and administrative         491,630         285,539       3,174,095
     Amortization of technology         459,250         459,250       1,071,583
                                   ------------    ------------    ------------
                                      1,760,015       1,516,949       7,349,397
                                   ------------    ------------    ------------
Net loss                           $ (1,734,422)   $ (1,449,517)   $ (7,159,223)
                                   ============    ============    ============

Loss per share                     $      (0.08)   $      (0.06)
                                   ============    ============
Weighted average number of
  common shares outstanding
  during the period (Note 5)         23,014,507      22,762,226
                                   ============    ============




                   See notes to interim financial statements.

                         PATRIOT SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                            STATEMENTS OF CASH FLOWS
                                   (Unaudited)

                                                                                Inception
                                                    Nine Months Ended        (June 10, 1987)
                                               February 29,   February 28,   to February 29,
                                                   1996           1995            1996

Cash Flows from Operating Activities
     Net (loss)                                $(1,734,422)   $(1,449,517)   $(7,159,223)
     Adjustments to reconcile net (loss)
       to cash used in operating activities:
         Amortization and depreciation             567,446        517,393      1,316,102
         Common stock issued for services          224,750            -          253,680
         Stock compensation cost                       -              -        1,875,000
         Loss on sale of equipment                     841            -              841
         Change in inventories                    (148,426)           -         (148,426)
         Changes in prepaids and other              44,219          2,075        (18,198)
         Changes in accounts payable
            and accrued liabilities                 86,609         25,673        142,978
                                               -----------    -----------    -----------
     Net cash used in operating
       activities                                 (958,983)      (904,376)    (3,737,246)
                                               -----------    -----------    -----------
Cash Flows from Investing Activities
     Purchase of property and equipment           (166,769)       (55,983)      (476,771)
     Organization costs paid                           -              -           (1,939)
     Proceeds on disposal of equipment                 400            -              400
     Patent costs paid                                 -              -          (44,843)
                                               -----------    -----------    -----------
     Net cash used in investing activities        (166,369)       (55,983)      (523,153)
                                               -----------    -----------    -----------
Cash Flows Provided by Financing Activities
     Proceeds from issuance of common stock
       and exercise of warrants                    850,000            -        5,090,688
                                               ------------   ------------   -----------
Net Increase (Decrease) in Cash                   (275,352)      (960,359)       830,289

Cash and cash equivalents at
  beginning of period                            1,105,641      2,433,034            -
                                               -----------    -----------    -----------
Cash and cash equivalents at
  end of period                                $   830,289    $ 1,472,675    $   830,289
                                               ===========    ===========    ===========


                   See notes to interim financial statements.

                         PATRIOT SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                      NOTES TO INTERIM FINANCIAL STATEMENTS
                                  (Unaudited)

1. OPERATIONS

Patriot Scientific Corporation (the "Company"), is a development stage company engaged in the development of semiconductor microprocessor technology ("ShBoom Technology"), Integrated Services Digital Network ("ISDN") interface technology (CyberShark digital modem) and radar and antenna technology ("GPR" technology).

2. STATEMENT PRESENTATION

The accompanying unaudited interim financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. They do not include all information and footnotes required by generally accepted accounting principles. The interim financial statements and notes thereto should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended May 31, 1995.

In the opinion of management, the interim financial statements reflect all adjustments of a normal recurring nature necessary for a fair statement of the results for interim periods. Operating results for the nine month periods are not necessarily indicative of the results that may be expected for the year.

3. INVENTORIES

Inventories are valued at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) method. Inventories consisted of raw materials at February 29, 1996.

4. PURCHASED TECHNOLOGY

Purchased technology at a cost of $1,837,000 relating to the Company's ShBoom Technology is being amortized over its estimated useful life of three years. Amortization expense of $459,250 was recorded related to this technology for the nine months ended February 29, 1996 and February 28, 1995.

5. STOCKHOLDERS' EQUITY

The following table summarizes equity transactions during the nine months ended February 29, 1996:

                                                           Common
                                                           Shares      Dollars

Balance June 1, 1995                                     27,762,226   $8,019,618
Common stock issued for services @ $.30 per share            75,000       22,500
Sale of units for cash @ $.50 per unit                      700,000      350,000
Common stock issued for services @ $.59 per share            25,000       14,750
Common stock issued for services @ $1.25 per share          150,000      187,500
Exercise of warrants @ $.50 per share                       200,000      100,000
Sale of units for cash @ $1.58 per unit                     253,166      400,000
Warrants issued for manufacturing line of credit                -          5,300
                                                         ----------   ----------
Balance February 29, 1996                                29,165,392   $9,099,668
                                                         ==========   ==========

A total of 5,000,000 shares of the Company's outstanding common stock was issued as a contingent cost of the Company's acquisition of its ShBoom Technology and such shares are subject to an escrow arrangement. The shares are releasable from escrow at the rate of 500,000 shares for each $500,000 of revenues earned by the Company and upon the occurrence of certain defined major corporate events. The shares are issued and outstanding and carry all shareholder rights. Any of the escrowed shares not released prior to May 31, 1999 are to be returned to the Company and canceled. These shares are excluded from the calculation of weighted average number of common shares outstanding for the computation of (loss) per share until the release conditions are met.

                         PATRIOT SCIENTIFIC CORPORATION
                          (A Development Stage Company)

                      NOTES TO INTERIM FINANCIAL STATEMENTS
                                   (Unaudited)

5. STOCKHOLDERS' EQUITY (Continued)

At February 29, 1996 the Company had 600,000 options outstanding pursuant to its 1992 ISO Stock Option Plan exercisable at prices ranging from $0.50 to $0.875 per share expiring beginning 1997 through 2001. The Company also had 725,000 options outstanding pursuant to its 1992 NSO Stock Option Plan exercisable at prices ranging from $0.30 to $0.875 per share expiring beginning 1997 through 2002.

In connection with the sale of the units described above, the Company has a non-transferable warrant outstanding for the purchase of 500,000 common shares at $.50 per share expiring no later than July 10, 1996 and has warrants outstanding exercisable into 253,166 common shares at $1.58 per share until August 31, 1996. The Company also has warrants outstanding exercisable into 25,000 common shares at $1.58 per share until August 31, 1996 issued in connection with a $250,000 manufacturing line of credit, such shares valued at $5,300 on issuance. At February 29, 1996 there were no amounts outstanding under this line of credit which is effective commencing May 1, 1996.

As of October 1, 1995 the Board of Directors adopted the 1995 Employee Stock Compensation Plan providing for the issuance of up to 250,000 common shares to Employees, as defined. Executive officers and directors are not eligible under the Plan. Through February 29, 1996 the Company had issued 175,000 common shares pursuant to the plan recording compensation and consulting expense of $224,750.

        No dealer, salesman or other person has been authorized to give any information or make any representations other than those contained in this Prospectus, and information or representations not herein contained, if given or made, must not be relied upon as having been authorized by the Company or the Selling Shareholders. This Prospectus speaks only as of its date, and neither the delivery of this Prospectus, any amendment or supplement thereto nor any sale made thereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company in their ordinary course, since the date as of which information is furnished. Any material change in the Company's business affairs must be disclosed in an amendment or supplement to this Prospectus. This Prospectus does not constitute an offering or solicitation in any jurisdiction in which such offering or solicitation may not lawfully be made.

                                TABLE OF CONTENTS

Additional Information ...................................................   ii
Prospectus Summary .......................................................    1
Risk Factors .............................................................    1
Glossary of Technical Terms ..............................................    5
Plan of Distribution .....................................................    7
Selling Shareholders .....................................................    7
The Company ..............................................................    8
Business .................................................................   10
Litigation ...............................................................   19
Management's Discussion and Analysis .....................................   19
Management ...............................................................   21
Certain Transactions .....................................................   24
Principal Shareholders ...................................................   25
Trading Market and Related Matters .......................................   26
Description of Securities ................................................   26
Legal Matters ............................................................   27
Experts ..................................................................   27
Index to Financial Statements ............................................   F-1

        UNTIL                                       , 1996 ALL DEALERS EFFECTING
TRANSACTIONS IN THE REGISTERED SECURITIES, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.





                               PATRIOT SCIENTIFIC
                                   CORPORATION





                                   PROSPECTUS





                              975,000 COMMON SHARES

                                   offered by

                              SELLING SHAREHOLDERS





                                 March ___, 1996

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24.     INDEMNIFICATION OF OFFICERS AND DIRECTORS.

      Pursuant to the Company's Certificate of Incorporation, and as permitted by Section 145 of the General Corporation Law of Delaware, the Company may indemnify its directors and officers under certain circumstances against reasonable expenses (including court costs and attorney's fees), judgments, penalties, fines, and amounts paid in settlement actually and reasonably incurred in connection with any action, suit or proceeding, whether civil, criminal, administrative or investigative, to which any of them is a party by reason of his being a director, officer, employee, or agent of the Company if it is determined that he acted in accordance with the applicable standard of conduct set forth in such statutory provisions. Thus, the indemnification provisions will protect officers and directors from liability only if the officer or director meets the applicable standard of conduct and the Company has the financial ability to honor the indemnity.

ITEM 25.     OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      Expenses payable in connection with the registration and distribution of the securities being registered hereunder, all of which will be borne by the Registrant, are as follows:

      Registration Fee - Securities and Exchange Commission ..........      777
      Printing and Engraving .........................................    1,000*
      Legal Fees and Expenses ........................................   10,000*
      Accounting Fees ................................................    3,000*

      Blue Sky Fees and Expenses .....................................    5,000*
                                                                        -------
        Total ........................................................  $19,777

      * Estimated

ITEM 26.     RECENT SALES OF UNREGISTERED SECURITIES.

      The following sets forth certain information with respect to all common stock, $.00001 par value, of the Registrant sold by it within the three-year period preceeding the date of this Registration Statement:

      (a) The Registrant offered and sold the following described securities, either for cash or in consideration of services rendered as below indicated, without registration under the Securities Act of 1933, as amended, and exemption for such sales from registration under that Act is claimed in reliance upon the exemption provided by Section 4(2) thereof on the basis that such offers and sales were transactions not involving any public offering. Appropriate precautions against transfer have been taken, including the placing of a restrictive legend on all certificates evidencing such securities. All such sales were effected without the aid of underwriters, and no sales commissions were paid.

                                          Aggregate       Purchase
              Date of      Number of       Purchase         Price
               Sale      Common Shares      Price         Per Share
             --------    -------------    ---------     ---------------
              7/16/93       75,000         $ 50,000     $.001  Services
              9/12/95       75,000           22,500      .30   Services
             11/30/95      500,000 (1)      250,000      .50   Cash
              1/10/96      200,000 (1)      100,000      .50   Cash
              2/29/96      200,000          100,000      .50   Cash

(1) Sold as units at $.50 per unit, each consisting of one share of common stock and one warrant to purchase an additional share of common stock at price of $.50 per share.

      (b) Effective May 31, 1994, the Registrant acquired certain intellectual property and other assets from nanoTronics Corporation, for which the Registrant issued an aggregate of 10,000,000 shares of its common stock, valued at $.375 per share, to nanoTronics Corporation in payment for those assets. Such shares were issued without registration under the Securities Act of 1933, as amended, on the ground that such transactions did not involve any public offering. Appropriate precautions against transfer have been taken, including the placing of a restrictive legend on all certificates evidencing such securities. Such shares were issued without the aid of underwriters, and no sales commissions were paid.

      (c) The Registrant on February 29, 1996 offered and sold for cash an aggregate of 253,166 shares of common stock at a price of $1.58 per share to a limited number of investors (all of whom but one already were shareholders of the

Registrant), plus a like number of warrants to purchase an additional 253,166 common shares at a price of $1.58 until August 31, 1996. These securities were offered and sold without registration under the Securities Act of 1933, as amended, and exemption for such sales from registration under that Act is claimed in reliance upon the exemption provided by Rule 903 of Regulation S thereunder on the basis that such offers and sales were made in offshore transactions to persons who were not "U.S. Persons" as defined in Rule 902 of Regulation S. Appropriate precautions were taken against transfer into the United States or to any "U.S. Person" during the applicable restricted period, including the placing of a restrictive legend on all certificates issued. All such sales were effected without the aid of underwriters, and no sales commissions were paid.


ITEM 27.     EXHIBITS.

      The Exhibits to this Registration Statement are listed in the Exhibit Index commencing at page EX-1 hereof.


ITEM 28.     UNDERTAKINGS.

      The undersigned Registrant hereby undertakes the following:

      (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

             (i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

             (ii) to reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information in this Registration Statement; and

             (iii) to include any material information with respect to the plan of distribution not previously disclosed in this registration, or any material change to such information in the Registration Statement.

      (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (3) To remove from registration by means of a post-effective amendment to this Registration Statement any of the securities being registered which remain unsold at the termination of this offering.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Registrant pursuant to the General Corporation Law of Delaware, the Certificate of Incorporation, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in such Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or person controlling the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or person controlling the Registrant in connection with any securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in such Act and will be governed by the final adjudication of such issue.

                  [REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

                                   SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form SB-2 and has duly caused this Registration Statement on Form SB-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Poway, State of California, on the date below.

DATED: March 18, 1996               PATRIOT SCIENTIFIC CORPORATION





                                    By ELWOOD G. NORRIS
                                       ----------------
                                    Elwood G. Norris, President and
                                    Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

        Signature                                Title                           Date
        ---------                                -----                           ----

        ELWOOD G. NORRIS           President, Director, Chief Executive        03/18/96
        ----------------             Officer, Chairman of the Board
        Elwood G. Norris


        ROBERT PUTNAM              Director, Treasurer, Secretary              03/18/96
        -------------                Principal Financial Officer and
        Robert Putnam                Principal Accounting Officer



        DONALD BERNIER             Director                                    03/18/96
        --------------
        Donald Bernier


        PETER vR. COOPER           Director                                    03/18/96
        ----------------
        Peter vR. Cooper


        RICHARD D. MCDANIEL        Director                                    03/18/96
        -------------------
        Richard D. McDaniel

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM SB-2
                             Registration Statement
                        Under The Securities Act of 1933







                                    EXHIBITS







                         PATRIOT SCIENTIFIC CORPORATION
             (Exact name of registrant as specified in its charter)

                                  EXHIBIT INDEX

                         PATRIOT SCIENTIFIC CORPORATION

        The following exhibits are included as part of this registration statement, except those exhibits marked (1), which have previously been filed with the Securities and Exchange Commission and are incorporated by reference to another registration statement, report or document. References to the "Company" in this Exhibit Index mean PATRIOT SCIENTIFIC CORPORATION, a Delaware corporation.

Exh.No.                                        Document                                        No.
-------         ----------------------------------------------------------------------        -----
  2.0           PLAN OF ACQUISITION, REORGANIZATION, ARRANGEMENT, LIQUIDATION OR SUCCESSION.

  2.1           Agreement to Exchange Technology for Stock in Patriot Scientific
                Corporation, incorporated by reference to Exhibit 2.1 to Form 8-K
                dated August 10, 1989 ................................................         (1)

  2.2           Assets Purchase Agreement and Plan of Reorganization dated
                June 22, 1994, among the Company, nanoTronics Corporation
                and Helmut Falk, incorporated by reference to Exhibit 10.4
                to Form 8-K dated July 6, 1994 .......................................         (1)

  3.0           ARTICLES AND BYLAWS.

  3.1           Original Articles of Incorporation of the Company's predecessor,
                Patriot Financial Corporation, incorporated by reference to
                Exhibit 3.1 to registration statement on Form S-18, file no.
                33-23143-FW...........................................................         (1)

  3.2           Articles of Amendment of Patriot Financial Corporation, as filed with the Colorado Secretary of State on July 21, 1988, incorporated by reference to Exhibit 3.2 to registration statement on Form S-18,
                File No. 33-23143-FW .................................................         (1)

  3.3           Certificate of Incorporation of the Company, as filed with the
                Delaware Secretary of State on March 24, 1992, incorporated by
                reference to Exhibit 3.1 to Form 8-K dated May 12, 1992 ..............         (1)

  3.3.1         Certificate of Amendment to the Certificate of Incorporation of
                the Company, as filed with the Delaware Secretary of State on
                April 18, 1995, incorporated by reference to Exhibit 3.3.1
                to Form 10-KSB for the fiscal year ended May 31, 1995 ................         (1)

  3.4           Articles and Certificate of Merger of Patriot Financial
                Corporation into the Company dated May 1, 1992, with Agreement and Plan of Merger attached thereto as Exhibit A, incorporated
                by reference to Exhibit 3.2 to Form 8-K dated May 12, 1992............         (1)

  3.5           Certificate of Merger issued by the Delaware Secretary of State on
                May 8, 1992, incorporated by reference to Exhibit 3.3 to Form 8-K
                dated May 12, 1992 ...................................................         (1)

  3.6           Certificate of Merger issued by the Colorado Secretary of State on
                May 12, 1992, incorporated by reference to Exhibit 3.4 to Form 8-K
                dated May 12, 1992 ...................................................         (1)

  3.7           Bylaws of the Company, incorporated by reference to Exhibit 3.5 to
                Form 8-K dated May 12, 1992 ..........................................         (1)


                                      EX-2

  4.0           INSTRUMENTS ESTABLISHING RIGHTS OF SECURITY HOLDERS.

  4.1           Specimen common stock certificate, incorporated by reference to
                Exhibit 4.1 Form 8-K dated May 12, 1992 ..............................         (1)

  4.2           Form of Stock Purchase Warrant (Labway Corporation) dated
                February 29, 1996, exercisable to purchase 253,166 common
                shares at $1.58 per share until August 31, 1996, granted
                to investors in connection with an offering of securities
                made in reliance upon Regulation S, incorporated by reference
                to Exhibit 4.2 to Form 10-QSB for fiscal quarter ended 2/29/96 .......         (1)

  5.0           OPINION RE LEGALITY.

  5.1           Legal opinion of Brasher & Company, Attorneys at Law .................         (2)

 10.0           MATERIAL CONTRACTS.

 10.1           1992 Incentive Stock Option Plan of the Company, incorporated
                by reference to Exhibit 10.1 to Form 8-K dated May 12, 1992 ..........         (1)

 10.2           1992 Non-Statutory Stock Option Plan of the Company,
                incorporated by reference to Exhibit 10.2 to Form 8-K
                dated May 12, 1992 ...................................................         (1)

 10.3           Lease Agreement between the Company and Pomerado Properties dated November 8, 1993, incorporated by reference to Exhibit 10.4
                to Form 10-KSB for the fiscal year ended May 31, 1994 ................         (1)

 10.4           Stock Purchase Agreement dated November 29 and 30, 1995,
                between the Company and SEA, Ltd., incorporated by reference
                to Exhibit 10.4 to Form 8-K dated December 11, 1995 ..................         (1)

 10.4.1         Letter Amendment to Stock Purchase Agreement dated February 21,
                1996, between the Company and SEA, Ltd., incorporated by reference
                to Exhibit 10.4.1 to Form 10-QSB for fiscal quarter ended 2/29/96 ....         (1)

 10.5           1995 Employee Stock Compensation Plan of the Company,
                incorporated by reference to Exhibit 10.5 to Form 10-QSB
                for fiscal quarter ended 11/30/95 ....................................         (1)

 10.6           Letter Stock and Warrant Agreement dated January 10, 1996
                between the Company and Robert E. Crawford, Jr., incorporated by reference to Exhibit 10.6 to Form 10-QSB for fiscal quarter
                ended 2/29/96 ........................................................         (1)

 10.7           Non-Exclusive Manufacturing and Line of Credit Agreement dated
                February 28, 1996, between the Company and Labway Corporation, incorporated by reference to Exhibit 10.7 to Form 10-QSB for
                fiscal quarter ended 2/29/96 .........................................         (1)

 10.8           Distribution and Representation Agreement dated February 28,
                1996, between the Company and Innoware, Inc., incorporated by
                reference to Form 10-QSB for fiscal quarter ended 2/29/96 ............         (1)

 10.9           Employment Agreement dated November 20, 1995 between the
                Company and Elwood G. Norris .........................................         (2)

 10.10          Employment Agreement dated November 20, 1995 between the
                Company and Robert Putnam ............................................         (2)


                                      EX-3

 23.0           CONSENTS OF EXPERTS AND COUNSEL.

 23.1           Consent of Brasher & Company, Attorneys at Law (included in Exhibit 5.1)

 23.2           Consent of BDO Seidman, LLP ..............................................    (2)

 99.0           ADDITIONAL EXHIBITS.

 99.1           Form of ISO Plan Option (Gaspar) dated May 29, 1992,
                incorporated by reference to Exhibit 28.2 to registration
                statement on Form SB-2, file no. 33-57858 ................................    (1)

 99.2           Form of NSO Plan Option (Berlin) dated May 29, 1992,
                incorporated by reference to Exhibit 28.3 to registration
                statement on Form SB-2, file no. 33-57858 ................................    (1)

(2)  Exhibit Filed Herewith


                                      EX-4